FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding notice of 2017 annual general meeting of Huaneng Power International, Inc. (the Registrant”) and the proposals to be considered thereat;

2.          An announcement regarding resolutions passed at the 9th meeting of the 9th session of the board of directors of the Registrant;

3.          An announcement regarding implementation status for 2017 in relation to the performance undertaking regarding certain assets acquired  by  the  Company  in 2016; and

4.          An announcement of 2017 annual results of the Registrant;

Each made by the Registrant on March 14, 2018.

Announcement 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock company incorporated in the People’s Republic of China)
(Stock Code: 902)

NOTICE OF 2017 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2017 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 3 May 2018 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2017

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2017

3.	To consider and approve the audited financial statements of the Company for 2017

4.	To consider and approve the profit distribution plan of the Company for 2017 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2018 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

7.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

8.
To consider and approve the proposal on extending the validity periods of the resolution on the Non-public Issuance of A Shares and the authorization delegated to the Board of Directors by Shareholders’ General Meeting (Note 3)

9.	To consider and approve the proposal on the Shareholders’ Return Plan in the next three years (2018-2020) of the Company (Note 3)

10.	To consider and approve the proposal regarding the amendments to the articles of association of the Company (Note 3)

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
14 March 2018

Notes:

1.	The profit distribution plan of the Company for 2017

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profits attributable to equity holders of the Company for the accounting year ended 31 December 2017 under the PRC GAAP and the International Financial Reporting Standards were RMB1,793.151 million and RMB1,579.836 million respectively. Pursuant to the Company Law of the People’s Republic of China and the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2017 based on the calculation according to the PRC GAAP as statutory surplus reserve. There need not be any apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory surplus reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory surplus reserve for 2017. The Company will not apportion any discretionary surplus reserve for 2017.

The Company’s proposed profit distribution plan for 2017 is a cash dividend of RMB0.1 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB1,520.04 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2018

The board of directors (the “Board of Directors”) of the Company proposes to appoint KPMG Huazhen LLP as the Company’s domestic auditors and the auditors for U.S. 20F annual report, and KPMG as the Company’s Hong Kong auditors for 2018 with a total remuneration of RMB45,030,000. In particular, the remuneration for financial audit and for internal control audit were estimated to be RMB34,930,000 and RMB10,100,000 respectively.

3.	Please refer to the circular of the Company dated 14 March 2018 for details.

4.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting (i.e. before 9:00 a.m. on 2 May 2018).

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person(s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 13 April 2018.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 13 April 2018 to 3 May 2018 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 12 April 2018. Holders of H shares whose names are recorded in the register of member of the Company on 13 April 2018 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2017

In order to determine the H Shareholders entitled to receive the 2017 Final Dividend, the Company will suspend registration of transfer of H Shares from 11 May 2018 to 16 May 2018 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 10 May 2018. The H Shareholders whose names are recorded in the register of members of the Company on 16 May 2018 are entitled to receive the 2017 Final Dividend.

7.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

3.	The address for contact: Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Persons:	Xie Meixin, Liu Tianyu
Contact Telephone No:	(+86)10-6322 6590 (+86)10-6322 6595
Facsimile No:	(+86)10-6322 6888
Email address:	xiemx@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.
If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a Sino-foreign joint stock company incorporated in the People’s Republic of China)
(Stock Code: 902)

PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS; PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES;
PROPOSAL ON EXTENDING THE VALIDITY PERIODS OF THE RESOLUTION ON THE NON-PUBLIC ISSUANCE OF A SHARES AND THE AUTHORISATION DELEGATED TO THE BOARD OF DIRECTORS BY SHAREHOLDERS’ GENERAL MEETING;
PROPOSAL ON THE SHAREHOLDERS’ RETURN PLAN IN THE NEXT THREE YEARS (2018-2020) OF THE COMPANY;
PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY;
AND
NOTICE OF 2017 ANNUAL GENERAL MEETING

The Company will convene the AGM at 9:00 a.m. on 3 May 2018 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. A notice convening the AGM is set out on pages 18 to 21 of this circular.
A reply slip and a form of proxy for use at the AGM are enclosed. If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.
Whether or not you are able to attend the AGM, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting (i.e. before 9:00 a.m. on 2 May 2018) or any adjournment thereof.
Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.
14 March 2018

CONTENTS

Page

Definitions		1

Letter from the Board		3

1.	Introduction	4

2.	Proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments	4

3.	Proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares	5

4.	Proposal on Extending the Validity Periods of the Resolution on the on-public Issuance of A Shares and the Authorization delegated to the Board of Directors by Shareholders’ General Meeting	8

5.	Proposal on the Shareholders’ Return Plan in the next three years (2018-2020) of the Company	8

6.	Proposal regarding the amendments to the Articles of Association of the Company	10

7.	The AGM	11

8.	Recommendations	12

9.	Other Information	12

10.	Responsibility Statement	12

Appendix I	–	Key terms of the Non-public Issuance of A Shares and Shareholding Structure of the Company before and immediately after completion of the Non-public Issuance of A Shares	13

Appendix II	–	Notice of 2017 Annual General Meeting	18

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“2017 Circular”	the circular published by the Company on 27 April 2017 regarding the Non-public Issuance of A Shares

“A Share(s)”, “Domestic Share(s)”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.

“AGM”, “General Meeting”
the 2017 annual general meeting of the Company to be held at 9:00 a.m. on 3 May 2018 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented form time to time

“Board”	the board of Directors of the Company

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be)

“Company Law”	the Company Law of the PRC

“CSRC”	the China Securities Regulatory Commission

“Director(s)”	the director(s) (including independent non-executive directors) of the Company

“H Share(s)”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

DEFINITIONS

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	9 March 2018, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“PRC”, “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council

“Shareholder(s)”	the shareholders of the Company

LETTER FROM THE BOARD

(a Sino-foreign joint stock company incorporated in the People’s Republic of China)
(Stock Code: 902)

Directors:	Legal Address:
Cao Peixi	Huaneng Building
Liu Guoyue	6 Fuxingmennei Street
Huang Jian	Xicheng District
Wang Yongxiang	Beijing 100031
Mi Dabin	PRC
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Directors:
Yue Heng
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi

14 March 2018

To the Shareholders

Dear Sir or Madam,

PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS; PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES;
PROPOSAL ON EXTENDING THE VALIDITY PERIODS OF THE RESOLUTION ON THE NON-PUBLIC ISSUANCE OF A SHARES AND THE AUTHORISATION DELEGATED TO THE BOARD OF DIRECTORS BY SHAREHOLDERS’ GENERAL MEETING;
PROPOSAL ON THE SHAREHOLDERS’ RETURN PLAN IN THE NEXT THREE YEARS (2018-2020) OF THE COMPANY;
PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY;
AND
NOTICE OF 2017 ANNUAL GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information to enable you to make an informed decision on whether to vote for or against the proposals relating to (among others) the proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments, the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares, the proposal on extending the validity periods of the resolution on the Non-public Issuance of A Shares and the authorization delegated to the Board of Directors by Shareholders’ General Meeting, the proposal on the Shareholders’ Return Plan in the next three years (2018-2020) of the Company and the proposal regarding the amendments to the Articles of Association of the Company to be proposed at the AGM.

2.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

The Board of Directors of the Company proposed that:

i.
the Company shall, subject to the approval of relevant regulatory authority and within 24 months from the date of obtaining approval at its general meeting, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB34.3 billion or equivalent in or outside the People’s Republic of China, such instruments including but not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB- denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement notes issued in the domestic interbank bond market.)

ii.
an approval is proposed to be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, determine the terms and conditions for the issue of the relevant debt financing instruments and attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more

LETTER FROM THE BOARD

than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operation needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Method of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid for 24 months from the date of adoption of such resolution. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

3.	PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES

The Company seeks to obtain approval from its Shareholders to approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares.

Scope of the authorisation is set out below:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is

LETTER FROM THE BOARD

hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of Huaneng Power International; and

LETTER FROM THE BOARD

(b)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the directors authorised by the Board) Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this general mandate.

No shareholders’ class meetings shall be required to be convened by the Company when the Board of Directors exercises the General Mandate to issue A Shares. If, as required by the relevant domestic law and regulations in the PRC, a general meeting needs to be convened even if the General Mandate to issue Shares is obtained, then it is still subject to the approval by all Shareholders at the general meeting.

As at the Latest Practicable Date, the Company had in issue 15,200,383,440 Shares comprising 10,500,000,000 A Shares and 4,700,383,440 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 2,100,000,000 A Shares and/or 940,076,688 H Shares on the basis that no further A Shares and/or H Shares will be issued by the Company prior to the General Meeting.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

4.	PROPOSAL ON EXTENDING THE VALIDITY PERIODS OF THE RESOLUTION ON THE NON-PUBLIC ISSUANCE OF A SHARES AND THE AUTHORISATION DELEGATED TO THE BOARD OF DIRECTORS BY SHAREHOLDERS’ GENERAL MEETING

The Company held the 2017 second extraordinary general meeting on 16 May 2017 to consider and approve the “Proposal regarding the Company’s Scheme for Non-public Issuance of A Shares” and the “Proposal regarding the Convening a General Meeting to Authorize the Board to Deal with the Issues Related to the Non-public Issuance of A Shares”. Pursuant to the aforesaid proposals, the Company’s non- public offering of A Shares and the authorization delegated to the Board of Directors to deal with the non- public issuance of A Shares by Shareholders’ General Meeting shall be valid for 12 months from the date of approval at the shareholders’ general meeting.

Given that currently matters regarding the Non-public Issuance of A Shares have been approved by the Public Review Committee of the CSRC, the implementation of the A Shares Issuance is still subject to obtaining the approval from the CSRC. In order to maintain the continuity and effectiveness of the Company’s Non-public Issuance of A Shares, the Company proposes to extend the validity periods of the resolution on the Non-public Issuance of A Shares and the authorisation delegated to the Board of Directors by shareholders’ general meeting for 12 months from the date of expiry.

Apart from extending the validity periods of the resolution on the Non-public Issuance of A Shares and the authorisation delegated to the Board of Directors by shareholders’ general meeting as aforesaid, the other terms regarding the Non-public Issuance of A Shares shall remain unchanged. With respect to the terms of the Non-public Issuance of A Shares, please refer to Appendix I of this circular which sets out, among others, the key terms of the Non-public Issuance of A Shares, and the 2017 Circular.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

5.	PROPOSAL REGARDING THE SHAREHOLDERS’ RETURN PLAN IN THE NEXT THREE YEARS (2018-2020) OF THE COMPANY

The Company has always attached importance to the reasonable return on investment of investors, in order to maintain the consistency and stability of profit distribution policy. According to the Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies of the CSRC, the Regulatory Guidelines for Listed Companies No.3 – Cash Dividends of Listed Companies and relevant provisions, the Company formulated the Shareholders’ Return Plan of Huaneng Power International, Inc. in the Next Three Years (2018 – 2020).

I.	Considerations for formulating shareholder return plan

The Company establishes a sustainable, stable and scientific return plan and mechanism for investors by focusing on the long-term, sustainable development and taking into account the actual situation of the company, the Company’s strategic planning and development goals, industry trends, thus making institutional arrangements of the profit distribution to ensure the consistency and stability of profit distribution policy.

LETTER FROM THE BOARD

II.	Principles for formulating the shareholder return plan

The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

III.	Specific shareholder return plan in the next three years (2018-2020)

1.	Form of profit distribution

The Company can make dividend distribution in the form of cash, stock or a combination of both. The Company may distribute interim cash dividends.

2.	Specific conditions and proportion of Company’s cash dividends

The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 70% of the distributable profits realized in that year as indicated in the consolidated accounts and that the dividend per Share shall not be less than RMB0.1.

3.	Specific conditions for the company to issue stock dividends

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

4.	Review procedures of the Company’s profit distribution plan

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

LETTER FROM THE BOARD

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

5.	Review procedures of the Company’s adjustment of profit distribution policy

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such proposal(s).

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy.

IV.	Formulation cycle of the shareholder return plan

The Company shall review the shareholder return plan at least once every three years and determines the shareholder return plan for that period based on the Company’s operations and the opinions of the shareholders (especially the small and medium shareholders).

V.	Adjustment of the shareholder return plan

1.	The plan shall come into force on the date when it is approved by the general meeting, which applies to the relevant revision.

2.	The provisions in relevant laws and regulations, normative documents and the Articles of Association shall be implemented for matters not covered by the plan.

3.	The plan shall be interpreted by the Board of the Company.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

6.	PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Pursuant to the “Guidance for Articles of Listed Company (Revised in 2014)”, “Constitution of the Communist Party of China” and other relevant laws and regulations and normative documents, the Company proposes to revise and enhance the relevant provisions of the Articles of Association.

LETTER FROM THE BOARD

Details of the amendments to the Articles of Association are set out below:

1.	Addition to Chapter 1 “General Principles”

Articles 8:
According to the provisions of the “Company Law” and the “Constitution of the Communist Party of China”, the Company shall establish a working organisation for the Party, which shall be equipped with sufficient staff to deal with the affairs of the Party and provided with sufficient funds for operation of the Party organisation. The Party organisation shall perform the core leadership and political function of the Company.

2.	Addition to Chapter 10 “Board of Directors”

Article 103:
Prior to making decisions on material issues such as the direction of the reform and development of the Company, its main objectives and tasks, and key work arrangement, the Board of Directors shall seek advice from the Party organisation. When the Board of Directors appoints senior management personnel of the Company, the Party organisation shall first deliberate on the candidate(s) and make recommendations.

After the amendments, the number of articles shall be increased from 186 articles to 188 articles, and that the numbers of the relevant articles shall correspondingly be adjusted.

The Articles of Association are written in Chinese and the translation into English language is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

According to the Articles of Association and the relevant rules and regulations, the proposed amendments are subject to the approval of the Shareholders of the Company by way of special resolution at the general meeting. Further, the proposed amendments will become effective after obtaining the approval from the relevant PRC authorities.

The Directors consider that the proposed amendments are in the interest of the Company and its Shareholders as a whole. Advice has been obtained from independent legal advisers that the amended Articles of Association comply with the laws of the PRC and the Hong Kong Listing Rules requirements.

7.	THE AGM

A notice convening the AGM to be held at 9:00 a.m. on 3 May 2018 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC is set out on pages 18 to 21 of the circular. No shareholder is required to abstain from voting in connection with the matters to be resolved at the AGM. Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, voting at the AGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules following the AGM.

LETTER FROM THE BOARD

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the form of proxy in accordance with the instructions printed thereon. The form of proxy should be completed and returned to Hong Kong Registrars Limited (for holders of H Shares of the Company) at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or to the Company’s head office in China (for holders of Domestic Shares of the Company), as soon as possible and in any event not later than 24 hours before the time fixed for holding the AGM (i.e. before 9:00 a.m. on 2 May 2018) or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

8.	RECOMMENDATIONS

The Board believes that the proposed resolutions set out in the notice of the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of the resolutions as set out in the notice of the AGM.

9.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

APPENDIX I	KEY TERMS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND IMMEDIATELY AFTER COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

1.	KEY TERMS OF THE NON-PUBLIC ISSUANCE OF A SHARES

The following sets out the key terms of the Non-public Issuance of A Shares (Please refer to the 2017 Circular for further details):

(1)	Issuing methods and issuing time

This issuance of Shares is made in the form of non-public issuance. Shares are issued to specific investors at any appropriate time within six month after being approved by the CSRC and SASAC.

(2)	Type and face value of the Shares to be issued

The shares to be issued are domestic listed RMB ordinary Shares (A shares), with face value of RMB1.00 each.

(3)	Target investors and subscription method

The target investors of the non-public issuance are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions of the CSRC. Securities investment fund management company shall be regarded as one issue object if subscribed shares with two and more funds under its management; as the issue object, the trust and investment company shall only subscribe shares with its own funds. The controlling shareholder of the Company and the enterprises under its control do not participate in the subscription of this non-public issuance.

The target investors are expected to be third party independent from the Company and its connected persons. If A Shares are issued to any connected persons of the Company, the Company will comply with the requirements under Chapter 14A of the Hong Kong Listing Rules including announcement and independent shareholders’ approval.

After the obtaining of approval from the CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of this issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting.

All target investors will subscribe the shares under this issuance in cash.

APPENDIX I	KEY TERMS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND IMMEDIATELY AFTER COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

(4)	Pricing ex-date, issue price and pricing principles

The pricing ex-date of this non-public issuance is the first day of issuance. To protect the State’s interest, and maintain and increase the value of the State’s assets, the issuance price of the non-public issuance will not be lower than the audited net asset per share of the Company. As at 31 December 2016, the audited net asset per share of the Company is RMB5.36 per share. According to the 24th meeting of the eight session of the Board, the profit distribution plan of the Company in 2016 was: taking the total share capital as its base, the Company distributes cash dividends of RMB0.29 for each ordinary share (tax inclusive) to all shareholders. After the distribution is completed, the net asset of the Company is RMB5.07 per Share. Additionally, pursuant to provisions of the Administrative Measures for the Issuance of Securities by Listed Companies and the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies, the issuance price of the non-public issuance is not less than 90% of the average price of the Company’s Shares on the 20 trading days prior to the pricing ex-date (The formula is: The average price of Share price of 20 trading days before the pricing ex-date=The total trading amount of Shares during the 20 trading days before the pricing ex-date/The total amount of stock transactions during the 20 trading days before the pricing ex-date). Therefore, the issuance price of the non-public issuance will not be lower than RMB5.07 per share, and 90% of the average price of the Company's A Shares on the 20 trading days prior to the pricing ex-date.

Issue Price will be negotiated and determined in the principle of price priority by the Board (as authorized by the shareholders’ meeting) and the sponsor (major underwriter) based upon the subscription price of investors in accordance with “Implementation Rules of Non-public Offering of Shares of Listed Companies” (as revised in 2017) after this non-public issuance is approved by the CSRC.

(5)	Number of shares to be issued

The total number of non-public issuance of shares does not exceed 800,000,000 shares (inclusive); the number of shares issued approved by the CSRC shall prevail. In case of dividend distribution, share allocation, capital reserve turning to increase capital and other ex-right and ex- dividend matters during the period from the date on which the Board Resolution on this issuance is adopted to the issuance date, the Company shall adjust the number of shares to be issued accordingly.

(6)	Lock-up period

A Shares subscribed for under non-public issuance may not be transferred within 12 months following the close of this non-public offering.

APPENDIX I	KEY TERMS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND IMMEDIATELY AFTER COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

(7)	Amount and use of proceeds to be raised

The gross proceeds raised by this Non-public Issuance of A Shares shall be not more than RMB5,000,000,000, which, after deducting the expenses, will be invested in the Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui Yangpu Thermal Power Project in Hainan and Ruijing Coal-fired Project Phase II in Jiangxi. Details are set out as follows:

S/N	Project Name	Total investment in the project (RMB0’000)	Proceeds to be applied in the project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this Non- public Issuance of Shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

(8)	The arrangement of the undistributed profits before the non-public issuance

The undistributed profits of the Company before this non-public issuance shall be shared by the old and new shareholders after the non-public issuance is completed.

(9)	The valid period of the resolution of the issuance

The resolution on the non-public issuance is valid for twelve months since the date on which the proposal regarding issuance is considered and approved by the general meeting.

APPENDIX I	KEY TERMS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND IMMEDIATELY AFTER COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

(10)	Place of listing

The Company will apply for the listing of the shares under this issuance on Shanghai Stock Exchange.

2.	SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND IMMEDIATELY AFTER COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

For illustrative purposes only and to the best knowledge of the Company, assuming (i) a total of 800,000,000 A Shares will be issued under the non-public issuance; and (ii) no connected person (as defined in the Hong Kong Listing Rules) of the Company will subscribe for the A Shares nor will any subscriber of the A Shares become a connected person (as defined in the Hong Kong Listing Rules) of the Company upon the completion of the non-public issuance of A Shares, the table below sets out the impact on the Company’s share capital structure:

Share capital	As at the Latest Practicable Date		Immediately after the completion of the non-public issuance of A Shares
	Number of Shares	Approximate percentage of share capital	Number of Shares	Approximate percentage of share capital

Non-public Shareholders
A Shares
– China Huaneng Group Co., Ltd. (“Huaneng Group”)	1,555,124,549	10.23%	1,555,124,549	9.72%
– Huaneng International Power Development Corporation (“HIPDC”)(1)	5,066,662,118	33.33%	5,066,662,118	31.67%
– China Huaneng Finance Corporation Limited (“Huaneng Finance”)(2)	74,139,853	0.49%	74,139,853	0.46%
H Shares
– China Hua Neng Group Hong Kong Limited (“Huaneng HK”)(3)	472,000,000	3.11%	472,000,000	2.95%
Sub-total	7,167,926,520	47.16%	7,167,926,520	44.80%
Public Shareholders
A Shares	3,804,073,480	25.03%	4,604,073,480	28.77%
H Shares	4,228,383,440	27.81%	4,228,383,440	26.43%
Sub-total	8,032,456,920	52.84%	8,832,456,920	55.20%
Total	15,200,383,440	100%	16,000,383,440	100%

APPENDIX I	KEY TERMS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND IMMEDIATELY AFTER COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

Notes:

(1)
Huaneng Group holds a 75% direct interest in HIPDC. Huaneng Group also holds a 100% interest in Pro-Power Investment Co., Ltd. through Huaneng HK, and Shanghua Investment Co., Ltd holds 25% interest in HIPDC.

(2)	Huaneng Finance is a controlling subsidiary of Huaneng Group.

(3)	Huaneng Group holds a 100% direct interest in Huaneng HK.

APPENDIX II	NOTICE OF 2017 ANNUAL GENERAL MEETING

NOTICE OF 2017 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2017 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 3 May 2018 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2017

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2017

3.	To consider and approve the audited financial statements of the Company for 2017

4.	To consider and approve the profit distribution plan of the Company for 2017 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2018 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

7.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

8.
To consider and approve the proposal on extending the validity periods of the resolution on the Non-public Issuance of A Shares and the authorization delegated to the Board of Directors by Shareholders’ General Meeting (Note 3)

9.	To consider and approve the proposal on the Shareholders’ Return Plan in the next three years (2018-2020) of the Company (Note 3)

APPENDIX II	NOTICE OF 2017 ANNUAL GENERAL MEETING

10.	To consider and approve the proposal regarding the amendments to the articles of association of the Company (Note 3)

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
14 March 2018

Notes:

1.	The profit distribution plan of the Company for 2017

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profits attributable to equity holders of the Company for the accounting year ended 31 December 2017 under the PRC GAAP and the International Financial Reporting Standards were RMB1,793.151 million and RMB1,579.836 million respectively. Pursuant to the Company Law of the People’s Republic of China and the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2017 based on the calculation according to the PRC GAAP as statutory surplus reserve. There need not be any apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory surplus reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory surplus reserve for 2017. The Company will not apportion any discretionary surplus reserve for 2017.

The Company’s proposed profit distribution plan for 2017 is a cash dividend of RMB0.1 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB1,520.04 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2018

The board of directors (the “Board of Directors”) of the Company proposes to appoint KPMG Huazhen LLP as the Company’s domestic auditors and the auditors for U.S. 20F annual report, and KPMG as the Company’s Hong Kong auditors for 2018 with a total remuneration of RMB45,030,000. In particular, the remuneration for financial audit and for internal control audit were estimated to be RMB34,930,000 and RMB10,100,000 respectively.

3.	Please refer to the circular of the Company dated 14 March 2018 for details.

APPENDIX II	NOTICE OF 2017 ANNUAL GENERAL MEETING

4.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting (i.e. before 9:00 a.m. on 2 May 2018).

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person(s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 13 April 2018.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 13 April 2018 to 3 May 2018 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 12 April 2018. Holders of H shares whose names are recorded in the register of member of the Company on 13 April 2018 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2017

In order to determine the H Shareholders entitled to receive the 2017 Final Dividend, the Company will suspend registration of transfer of H Shares from 11 May 2018 to 16 May 2018 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road

APPENDIX II	NOTICE OF 2017 ANNUAL GENERAL MEETING

East, Wanchai, Hong Kong by no later than 4:30 p.m. on 10 May 2018. The H Shareholders whose names are recorded in the register of members of the Company on 16 May 2018 are entitled to receive the 2017 Final Dividend.

7.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at: 1712-

1716, 17/F, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

3.	The address for contact:

Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Persons:	Xie Meixin, Liu Tianyu
Contact Telephone No:	(+86)10-6322 6590 (+86)10-6322 6595
Facsimile No:	(+86)10-6322 6888
Email address:	xiemx@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

Proxy Form for 2017 Annual General Meeting

Number of Shares related to this proxy form(Note 1)	H Shares/Domestic Shares*

I (We)(Note 2)
of	,
Shareholders’ Account:
and I.D. No.:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc.
(the “Company”) now appoint(Note 3)
I.D. No.:	),
failing him, the Chairman of the meeting, as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2017 Annual General Meeting to be held at 9:00 a.m. on 3 May 2018 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.(Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2017
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2017
3.	To consider and approve the audited financial statements of the Company for 2017
4.	To consider and approve the profit distribution plan of the Company for 2017
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2018
SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)
6.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments
7.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares
8.
To consider and approve the proposal on extending the validity periods of the resolution on the Non-public Issuance of A Shares and the authorization delegated to the Board of Directors by Shareholders’ General Meeting

9.	To consider and approve the proposal on the Shareholders’ Return Plan in the next three years (2018-2020) of the Company
10.	To consider and approve the proposal regarding the amendments to the articles of association of the Company

Date:	2018	Signature:	(Note 5)
Notes:
1.
Please insert the number of H Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H Shares in the share capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2017 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✔” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✔” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2017 Annual General Meeting (i.e. before 9:00 a.m. on 2 May 2018).

* Please delete as appropriate.

Reply Slip for 2017 Annual General Meeting

I/(We)	of

Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of Huaneng Power International,
Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2017 annual general meeting (the “AGM”) to be held at 9:00 a.m. on 3 May 2018 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature: _________________________________

Date: _________________________________

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* Please delete as appropriate.

Announcement 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT
THE NINTH MEETING OF THE NINTH SESSION OF
THE BOARD OF DIRECTORS

On 13 March 2018, the Board of Directors (“the Board”, “Board of Directors”) of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened the Ninth Meeting (the “Meeting”) of the Ninth Session of the Board at the headquarters of the Company. Thirteen Directors were eligible to attend the Meeting. The attendants of the Meeting included 13 Directors, either in person or by proxy. Mr. Cao Peixi (Chairman) was engaged by other matters, thus absent from the Meeting and had appointed Mr. Liu Guoyue (Director) as his proxy for voting. Mr. Liu Jizhen (Independent Director) was engaged by other matters, thus absent from the Meeting and had appointed Mr. Yue Heng (Independent Director) as his proxy for voting. The Supervisors, the senior management of the Company and the Secretary of the Board were also present at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Liu Guoyue (Director) presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	THE WORKING REPORT OF THE PRESIDENT OF THE COMPANY FOR 2017 WAS APPROVED

2.	THE WORKING REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR 2017 WAS APPROVED

3.	PROPOSAL ON PROVISION FOR IMPAIRMENT OF THE COMPANY’S MAJOR ASSETS

According to the relevant requirement of PRC Accounting Standards for Business Enterprises No. 8 – Impairment of Assets, the Company should make provision for major assets impairment of RMB1,180.0084 million in its consolidated financial statements for 2017, which will decrease the profit before tax for the year by RMB1,180.0084 million. The main particulars are as follows:

I.	Provision for impairment of long-term assets of RMB1,155.3606 million

(1)	Units recording operating losses

Yunnan Diandong Yuwang Energy Limited Company accrued provision for RMB494.8816 million for impairment due to the generation units were in a standby mode, low utilization hours, operating losses and the ceasing of construction of the Phase II power plant. Huaneng Yushe Power Generation Co., Ltd., Huaneng Pingliang Power Generation Co., Ltd. and Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company accrued an aggregate provision of RMB282.7074 million for impairment due to a significant decrease in profitability of the generation units. Enshi City Mawei Valley Hydropower Development Co., Ltd. accrued a provision of RMB57.0849 million for impairment due to a lower- than-expected level of profit.

(2)	Ceasing construction, shutting down units and transfer of assets

A provision of RMB247.5195 million for impairment of construction in progress fixed assets and other non-current assets in Huaneng Shanxi Taihang Power Generation Limited Liability Company was accrued as it was classified as an aborted project according to the relevant requirements of the “Notice relating to the Opinion on Promoting the Supply-side Structural Reform and Preventing and Resolving the Risks of Over Supply of Coal-Fired Power” (Fa Gai Neng Yuan [2017] No.1404) issued by the National Development and Reform Commission. Impairment of fixed assets of RMB35.6602 million of Shandong Changdao Wind Power Generation Limited was accrued as it was required to cease operation and remove the wind turbine due to the environmental policy requirements of the local government. Impairment of fixed assets of RMB24.3824 million of Huaneng Huaiyin II Power Limited Company was accrued due to losses on the transfer of power transmission lines. Impairment of fixed assets of RMB13.1246 million of Nantong Power Plant of Huaneng Power International, Inc. was accrued due to loss on the transfer of ash field.

II.
A provision of RMB24.6478 million for bad debt of current account was incurred, of which, RMB20.0102 million being bad debt of accounts receivables of Huaneng Jiuquan Wind Power Generation Co., Ltd. and RMB4.6376 million being bad debt of prepayments of Yunnan Diandong Yuwang Energy Limited Company.

4.	PROPOSAL ON WRITING OFF THE COMPANY’S LOSS IN AND DISPOSAL OF ASSETS

The Company proposes to write off the following loss of assets for the year 2017:

Due to alteration and demolition of relevant domestic power plants, the disposal of fixed assets for reasons of aging, damage, breaking down, loss of usefulness, etc. and losses on transfer of power transmission lines, the losses for disposal of asset were RMB213,402,912.81 (which related to fixed assets at cost of RMB1,414,414,705.52 with accumulated depreciation of RMB1,111,828,336.44 and provision of asset impairment of RMB178,091,684.32).

5.	THE FINAL FINANCIAL REPORT OF THE COMPANY FOR 2017 WAS APPROVED

6.	THE PROPOSED PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR 2017

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profits attributable to equity holders of the Company for the accounting year ended 31 December 2017 under the PRC GAAP and the International Financial Reporting Standards were RMB1,793.1510 million and RMB1,579.8360 million respectively. Pursuant to the Company Law of the People’s Republic of China and the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2017 based on the calculation according to the PRC GAAP as statutory surplus reserve. There need not be any apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory surplus reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory surplus reserve for 2017. The Company will not apportion any discretionary surplus reserve for 2017.

The Company’s proposed profit distribution plan for 2017 is a cash dividend of RMB0.1 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB1,520.04 million.

7.	PROPOSAL REGARDING THE APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2018

It was resolved that KPMG Huazhen LLP would be appointed as the Company’s domestic auditors and the auditors for U.S. 20F annual report, and KPMG as the Company’s Hong Kong auditors for 2018 with a total remuneration of RMB45.03 million. In particular, the remuneration for financial statement audit and for internal control audit were estimated to be RMB34.93 million and RMB10.10 million respectively.

8.	THE SELF-EVALUATION ON INTERNAL CONTROL FOR 2017 OF THE COMPANY BY THE BOARD OF DIRECTORS

The Self-evaluation Report on Internal Control for 2017 of Huaneng Power International, Inc. was approved, and the Chairman was authorized to sign it.

9.	THE COMPANY’S ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT FOR 2017 WAS APPROVED

10.	THE COMPANY’S SOCIAL RESPONSIBILITY REPORT FOR 2017 WAS APPROVED

11.	THE COMPANY’S ANNUAL REPORT FOR 2017 WAS APPROVED

12.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS WAS APPROVED

i.
It was resolved that the Company shall, subject to the approval of relevant regulatory authority and within 24 months from the date of obtaining approval at its general meeting, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB34.3 billion or equivalent in or outside the People’s Republic of China, such instruments including but not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD- denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement notes issued in the domestic interbank bond market.)

ii.
It was proposed to obtain an approval at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, determine the terms and conditions for the issue of the relevant debt financing instruments and attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operation needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Method of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid for 24 months from the date of adoption of such resolution. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

13.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO THE BOARD TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES WAS APPROVED

It was agreed to grant that the Board the general mandate to issue domestic shares and/or overseas listed shares.

Details of the mandate are set out below:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law of the People’s Republic of China (the “PRC”) and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the directors authorized by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into such shares, options to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorize the Board (or the directors authorized by the Board) of Huaneng Power International within the Relevant Period to make or grant any proposals, agreements and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) allotted, issued and dealt with (whether pursuant to an option or otherwise), conditionally or unconditionally, separately or concurrently by the Board (or the directors authorized by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the annual general meeting of this year.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall: a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from the China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International; and

(ii)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the Articles of Huaneng Power International, the Board (or the directors authorized by the Board) of Huaneng Power International be and is hereby authorized to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorized by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorized by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power

International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this general mandate.

14.	PROPOSAL ON THE 2017 IMPLEMENTATION STATUS OF THE PERFORMANCE UNDERTAKING REGARDING CERTAIN ASSETS ACQUIRED IN 2016

1.
The special audit report (KPMG Huazhang zhuan zi No. 1800161) provided by KPMG Huazhen LLP detailing the differences between actual net profit/(loss) for 2017 and the forecasted net profit for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited, being the subsidiaries acquired by Huaneng Power International, Inc. from Huaneng Shandong Power Generation Limited was agreed.

2.
It was agreed that China Huaneng Group Co., Ltd. should pay the amount of RMB615.0131 million in cash as profit compensation according to the terms of the Profit Forecast Compensation Agreement entered into between China Huaneng Group and Huaneng Power International, Inc.

3.	Mr. Liu Guoyue (Director) was authorized to take appropriate actions to deal with other related matters according to actual situation and in principle of safeguarding the best interest of the Company.

15.	PROPOSAL ON EXTENDING THE VALIDITY PERIODS OF THE RESOLUTION ON THE NON-PUBLIC ISSUANCE OF A SHARES AND THE AUTHORISATION DELEGATED TO THE BOARD OF DIRECTORS BY SHAREHOLDERS’ GENERAL MEETING

It was agreed to extend the validity periods of the Non-public Issuance of A Shares passed at the 2017 second extraordinary general meeting and the authorisation delegated to the Board of Directors by shareholders’ general meeting for 12 months from the date of expiry.

16.	PROPOSAL REGARDING THE SHAREHOLDERS’ RETURN PLAN IN THE NEXT THREE YEARS (2018-2020) OF THE COMPANY

The Shareholders’ Return Plan in the Next Three Years (2018-2020) of Huaneng Power International, Inc. was approved.

17.	PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The amendments to the Articles of Association of the Company (Note) and the submission of the same for approval at shareholder’s general meeting were agreed.

Note: please refer to the appendix for further details.

18.	PROPOSAL REGARDING THE CONVENING OF THE COMPANY’S ANNUAL GENERAL MEETING FOR 2017

As resolutions numbered 2, 5, 6, 7, 12, 13, 15, 16 and 17 above should be tabled at the general meeting for approval, the Board has decided to convene the annual general meeting for 2017 at the headquarters of the Company (Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC) on 3 May 2018 and submit the said proposals at the annual general meeting for 2017 for consideration and approval. Details of the agenda of the meeting will be announced by the Board by way of a separate notice of annual general meeting.

According to the relevant listing rules of the places where the Company’s Shares are listed, the Company’s directors, Cao Peixi, Liu Guoyue, Huang Jian and Wang Yongxiang (all being related Directors), had abstained from voting at the above resolution numbered 14. The Independent Directors of the Company had approved the above resolution numbers 6, 15 and 16, and provided their opinions.

The above resolutions were passed on 13 March 2018 in Beijing.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
14 March 2018

APPENDIX

Details of the amendments to the Articles of Association are set out below:

1.	Addition to Chapter 1 “General Principles”

Articles 8: According to the provisions of the “Company Law” and the “Constitution of the Communist Party of China”, the Company shall establish a working organisation for the Party, which shall be equipped with sufficient staff to deal with the affairs of the Party and provided with sufficient funds for operation of the Party organisation. The Party organisation shall perform the core leadership and political function of the Company.

2.	Addition to Chapter 10 “Board of Directors”

Article 103: Prior to making decisions on material issues such as the direction of the reform and development of the Company, its main objectives and tasks, and key work arrangement, the board of directors shall seek advice from the Party organisation. When the Board of Directors appoints senior management personnel of the Company, the Party organisation shall first deliberate on the candidates and make recommendations.

After the amendments, the number of articles shall be increased from 186 articles to 188 articles, and that the numbers of the relevant articles shall correspondingly be adjusted.

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Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock company incorporated in the People’s Republic of China)
(Stock Code: 902)

IMPLEMENTATION STATUS FOR 2017 IN RELATION TO THE PERFORMANCE UNDERTAKING REGARDING CERTAIN ASSETS ACQUIRED BY THE COMPANY IN 2016

References are made to the announcement of Huaneng Power International, Inc. (the “Company”) dated 15 October 2016 (the “Announcement”) and the circular of the Company dated 15 November 2016 (the “Circular”) in relation to the discloseable and connected transaction regarding the Company’s acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and the Circular unless otherwise stated.

As disclosed in the Announcement and the Circular, Huaneng Group guaranteed that the audited actual net profit for 2017, 2018 and 2019 for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (being certain subsidiaries of Huaneng Shandong Power Generation Limited as acquired by the Company) (collectively, “Profit Forecast Companies”, and individually, “Each Profit Forecast Company”) would not be less than the forecasted net profit. For 2017, the forecasted net profit for Each Profit Forecast Company was as follows:

Unit: RMB10,000

Company name	Direct or indirect interest held by Huaneng Group at time of equity transfer	Forecasted net profit for 2017

Huaneng Laiwu Power Generation Limited	80.00%	69,036.17
Huaneng Jiaxiang Power Generation Limited	50.00%	6,728.82
Huaneng Jining Canal Power Generation Limited	98.35%	15,033.53
Huaneng Liaocheng Thermal Power Limited	75.00%	8,153.75
Huaneng Yantai Power Generation Limited	100.00%	2,941.38

According to the the specific audit report provided by KPMG Huazhen LLP, the aggregate of the differences between actual net profit/(loss) (net of the non-recurring items) and the forecasted net profit for 2017 for the Profit Forecast Companies was RMB991.8311 million. As the Actual Net Profit of Each Profit Forecast Company for 2017 fell short of the forecasted net profit, Huaneng Group should compensate the Company according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement (brief terms of which have also been disclosed in the Circular). Accordingly, the aggregate amount of cash compensation for 2017 for the Profit Forecast Companies is RMB615.0131 million, which shall be payable by way of cash by Huaneng Group to the Company within 20 working days from the date of disclosure of the specific audit report.

The Company will publish a further announcement once the compensation amount aforesaid is paid by Huaneng Group.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
14 March 2018

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT OF ANNUAL RESULTS FOR 2017

Power generation by domestic power plants:	394.481 billion kWh

Consolidated operating revenue:	RMB152.459 billion

Net profit attributable to equity holders	RMB1.580 billion of the Company:

Earnings per share:	RMB0.10

Proposed dividend:	RMB0.10 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2017.

For the twelve months ended 31 December 2017, the Company realized operating revenue of RMB152.459 billion, representing an increase of 33.95% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB1.580 billion, representing a decrease of 81.46% as compared with the same period last year. Earnings per share amounted to RMB0.10. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.10 (inclusive of tax) for each ordinary share of the Company held by shareholders. The distribution plan will be submitted to the Company’s 2017 annual general meeting to be held on 3 May 2018 for consideration. In addition, in order to allow all shareholders to better share the development results of the Company, after considering the Company’s strategic planning and development targets, industry development trends and other factors, the Company decided to further increase the proportion of cash dividends to investors in the next three years, and accordingly formulated the Shareholders Return Plan for the Next Three Years (2018 to 2020) of Huaneng Power International, Inc. according to relevant regulations. Detailed terms and the proportion of the Company’s cash dividends in the next three years are: when the profit and accumulated undistributed profits in the current year are positive, and on condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall distribute dividends in cash and the annual cash dividend payout shall, in principle, be no less than 70% of the realised distributable profits stated in the consolidated financial statement that year and such dividend shall be no less than RMB0.1 per share.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2017

In 2017, the Company proactively adapted to the new charges in the power system reform, grasping opportunities while at the same time tackling challenges. Throughout the year, we maintained leading position in the industry for safe and clean production, constantly optimised the power structure, realised increases in both quantity and price in power generation, strengthened the ability of securing fuel supply and cost control, and achieved outstanding result in capital operation. As a result, the annual business objectives were achieved in a better way.

1.	Operating Results

For the twelve months ended 31 December 2017, the Company realized operating revenue of RMB152.459 billion, representing an increase of 33.95% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB1.580 billion, representing a decrease of 81.46% as compared with the same period last year, which was mainly because coal price rose drastically in 2017. Earnings per share amounted to RMB0.10.

As at the end of 2017, net assets (excluding non-controlling interests) per share of the Company amounted to RMB5.77, representing an increase of 1.91% as compared with the same period last year.

The Audit Committee of the Company convened a meeting on 12 March 2018 and reviewed the 2017 annual results of the Company.

2.	Power Generation

Total power generated by the Company’s domestic operating power plants for the year of 2017 on consolidated basis amounted to 394.481 billion kWh, representing a year-on-year increase of 25.76%. The electricity sold amounted to 371.399 billion kWh, representing a year-on-year increase of 25.56%. The annual average utilization hours of the Company’s domestic power plants reached 3,951 hours, representing a year-on-year increase of 30 hours. The utilization hours of coal-fired power generating units was 4,194 hours, representing a year-on-year increase of 87 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company were in a leading position within those areas. Total heat supplied by the Company’s domestic operating power plants for the year of 2017 on consolidated basis amounted to 176 million GJ, representing an increase of 79 million GJ over the same period of last year, or a year-on-year increase of 81.44%.

3.	Cost Control

Throughout 2017, the Company procured coal in an aggregate of 168 million tons. By continuously reinforcing cooperation with major coal mines, innovating cooperation mode and procurement strategy, optimizing regional supply structure, accurately judging coal market trends, adopting effective measures, and reducing the unit procurement price of standard coal, the Company controlled the fuel procurement costs in a better way, while the market price of coal remained high throughout the year. The unit fuel cost of our domestic power plants throughout the year occurred for sales of power was RMB225.92/MWh, representing a year-on-year increase of 32.41%.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection as its utmost priority. In 2017, the Company continued to lead its peers in terms of production safety, technical, economic and energy consumption indicators. The average equivalent availability ratio of coal-fired units of the Company’s domestic power plants was 94.55% and its weighted average house consumption rate was 4.66%. The average yearly coal consumption rate of the Company’s coal-fired units for the power generated was 288.28 grams/kWh, which was 2.05 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 306.48 grams/kWh, representing a decrease of 1.21 grams/kWh from that of the same period last year.

The Company attaches great importance to energy saving and environmental protection and has so far equipped all of its coal-fired generating units with desulphurization, denitrification and dust removal devices, with each indicators meeting with the requirements for environmental protection. In addition, according to the State’s plan of implementing ultra-low emission of coal-fired generating units, the Company has carried out technological upgrades for all coal-fired generating units, completing the task required by the State early.

5.	Project Development

The Company progressed smoothly in construction of power supply projects. During the year, the controlled generation capacity of the newly commissioned coal-fired cogeneration units, gas-fired generating units, wind generating units and photovoltaic units was 150 MW, 1,660 MW, 888 MW and 628 MW, respectively. As of 31 December 2017 and 13 March 2018, the Company’s controlled and equity-based generation capacity was 104,321 MW and 92,003 MW, respectively.

6.	Overseas Business

In 2017, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. The total market share of Tuas Power in the power generation market for the whole year was 21.9%, representing a year-on-year increase of 0.4 percentage point, and the net loss attributable to equity holders of the Company amounted to RMB477 million, representing an increased in the loss of RMB237 million as compared with the same period of last year, mainly attributable to the increase in the unit price of natural gas, and the persistent low tariff as affected by ongoing oversupply in the electricity market in Singapore and the generation units put into operation in recent years, the combined effect of which resulted in the continued decrease in profit margin contribution of electricity sales.

The Company continues to deliver promising performance in the capital markets. It was awarded “The Best Listed Company” and “The Best CEO of Listed Company” awards in the 2017 China Securities Golden Bauhinia Awards Competition, and the “2017 Outstanding Issuer of Corporate Bonds on Shanghai Stock Exchange Bond Market” award. Besides, the Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for nine consecutive years and ranked 59th in 2017.

PROSPECTS FOR 2018

In 2018, the Company will implement thoroughly development strategies to cater its needs and will proactively respond to market risks. It will adhere to focus on quality and efficiency so as to further promote quality improvement, efficiency enhancement, transformation and upgrading. The Company will focus on its objective of building a globally leading power generation listed company and continuously improve its business performance, so as to create more values for the nation, the society and its shareholders.

In respect of safe production, the Company will endeavor to prepare and arrange for thorough implementation of the State’s reform of and development in promoting safe production. It will consistently launch highly reliable task-specific actions, concretely procure “no unplanned operation suspension” of its power plants and unceasingly enhance the safe and stable operation of generating units. The Company will persistently improve the standard of smart power generation and clean power generation as well as diligently promote energy conservation reform and optimize its operation so as to reinforce its leading position in energy saving and environmental protection areas. The Company will strive for clean, energy-saving and efficient power generation.

In respect of the power market, the Company will actively adapt to the market changes and grasp market opportunities. The Company will carry out a double-edged mechanism by increasing the volume on power generation and enhancing the efficiency in electricity sales, advance the two-dimensional cohesion of power generation and supply of thermal heating, strengthen the coordination of regionalization and information management. The Company will proactively engage in various types of market transactions to ensure its market share being higher than capacity share. The Company will strive for a leading position in the region in terms of utilization hour benchmark and diligently achieve a domestic power generation of 410 billion kWh and average utilization of around 4,000 hours for the year. The Company will demonstrate and build up heat supply operation, continuously enhance heat supply service and increase the contribution of heat supply in the power generation business. The Company will ensure the electricity tariff of new generating units and environmental protection tariff are timely and fully implemented.

In respect of the fuel market, the Company will reinforce policy research and market analysis, and enhance the insights and stability in fuel procurement. The Company will dynamically optimize channels for resources based on the structural outlay and region characteristics of resources. Leveraging on its scale of procurement and centralized management, the Company will strengthen strategic cooperation with large and medium-scale coal enterprises. The Company will stick to the procurement mode of “long-term contract plus spot purchase” and work hard to increase the proportion of long-term contract. The Company will continue to leverage the advantages of its port and shipping resources to establish a firm and effective fuel supply chain. The Company will reinforce the optimization of the coordination in fuel supply and power generation and strengthen the whole process in fuel procurement management so as to achieve a reduction in the fuel cost.

In respect of the capital market, the Company will continue to pursue its objectives of “volume guarantee, risk control and cost reduction” and adhere to traditional credit facility as the major financing channel, further deepen the cooperation between banks and enterprises and ensure the smooth access to credit and finance channels. The Company will expand the scale of direct financing, diversify the varieties of bond financing products and use direct financing as one of the main channels for safeguarding its funds. The Company will innovate equity financing methods so as to optimize capital structure and ensure the safeguard of funds.

The Company will fully reinforce the management of market value and enhance its brand value. The Company will steadily introduce reforms and innovations to strengthen the dynamics for innovation in business development. The Company will safeguard the sound implementation of its various business plans by its solid and efficient basic management standards.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are development, construction, operation and management of power plants within China. As of 31 December 2017, the Company had a controlled generation capacity of 104,321 MW and an equity-based generation capacity of 92,003 MW, of which more than 15% was from clean energy sources (gas turbine, hydro, wind and photovoltaic and other power generation). The Company located its power plants in 26 provinces, autonomous region and municipalities within China; the Company has a wholly owned power enterprise located in Singapore, and it is one of the biggest listed power company.

For the year ended 31 December 2017, the operating revenue of the Company amounted to RMB152.459 billion, representing an increase of 33.95% over the same period of last year. The net profit attributable to equity holders of the Company was RMB1.58 billion, representing a decrease of 81.46% over the same period of last year; the earnings per share was RMB0.10.

A.	OPERATING RESULTS

1.	2017 operating results

In January 2017, the Company completed the acquisition under common control of the subsidiaries of Huaneng Group including Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”), Huaneng Jilin Power Generation Co., Ltd. (“Jilin Power”), Huaneng Heilongjiang Power Generation Co., Ltd. (“Heilongjiang Power”), and Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. (“Zhongyuan Gas”) (collectively, the “newly acquired entities”). The aforementioned entities were included in the consolidated financial statements.

The power generation of the Company’s domestic power plants for the year ended 31 December 2017 are as listed below (in 100 million kWh):

Domestic Power Plant	Power Generation		Electricity sold
	2017	Change	2017	Change

Heilongjiang Province	131.72	3.53%	123.2	3.52%
*Coal-fired	122.5	1.58%	114.12	1.43%
*Wind-power	9.22	38.89%	9.07	39.75%
Jilin Province	85.96	13.44%	81.11	13.81%
*Coal-fired	74.48	10.69%	70.09	10.76%
*Wind-power	8.6	48.17%	8.36	51.24%
*Hydro-power	0.62	0.75%	0.61	0.79%
*PV	0.116	–	0.115	–
*Biomass power	2.15	3.62%	1.93	4.35%
Liaoning Province	197.04	-0.60%	183.95	-1.25%
Coal-fired	192.53	-1.15%	179.47	-1.84%
Wind-power	3.33	12.13%	3.31	12.19%
Hydro-power	0.39	14.43%	0.39	14.00%
PV	0.79	392.78%	0.778	396.67%
Inner Mongolia	2.28	4.84%	2.26	4.50%
Wind-power	2.28	4.84%	2.26	4.50%

Domestic Power Plant	Power Generation		Electricity sold
	2017	Change	2017	Change

Hebei Province	134.00	2.58%	125.85	2.40%
Coal-fired	131.32	1.55%	123.43	1.43%
Wind-power	2.28	96.82%	2.04	87.01%
PV	0.399	153.60%	0.375	208.25%
Gansu Province	99.35	2.25%	94.13	0.08%
Coal-fired	83.33	-1.30%	78.65	-3.91%
Wind-power	16.02	25.80%	15.48	26.78%
Ningxia Province	0.103	–	0.099	–
PV	0.103	–	0.099	–
Beijing	61.76	-18.12%	55.62	-20.61%
Coal-fired	13.39	-60.68%	11.63	-60.79%
Combined Cycle	48.36	16.92%	43.99	8.87%
Tianjin	72.73	0.27%	68.43	0.01%
Coal-fired	56.58	7.15%	52.71	7.18%
Combined Cycle	16.14	-18.22%	15.7	-18.39%
PV	0.015	–	0.015	–
Shanxi Province	98.13	-8.35%	91.85	-8.75%
Coal-fired	70.35	-13.80%	64.95	-14.46%
Combined Cycle	27.43	7.75%	26.68	7.87%
PV	0.35	–	0.221	–
Shandong Province	894.87	116.39%	837.87	115.24%
*Coal-fired	888.48	114.85%	831.62	113.63%
*Wind-power	4.52	8.82%	4.4	9.13%
*PV	1.865	266.61%	1.851	276.54%
Henan Province	222.1	3.53%	209.27	7.58%
Coal-fired	206.96	-3.44%	194.45	0.02%
*Combined Cycle	14.24	-8.13%	13.93	-8.18%
Wind-power	0.77	309.51%	0.76	513.65%
PV	0.128	–	0.126	–

Domestic Power Plant	Power Generation		Electricity sold
	2017	Change	2017	Change

Jiangsu Province	427.61	-0.61%	404.52	-1.05%
Coal-fired	364.41	-6.38%	343.95	-6.70%
Combined Cycle	51.99	47.79%	50.1	45.02%
Wind-power	10.77	86.12%	10.04	79.52%
PV	0.442	–	0.436	–
Shanghai	184.84	1.91%	174.9	1.80%
Coal-fired	169.34	2.70%	159.76	2.60%
Combined Cycle	15.5	-5.99%	15.13	-5.94%
Chongqing	85.63	-14.51%	79.3	-14.86%
Coal-fired	73.88	-9.40%	67.87	-9.52%
Combined Cycle	11.75	-36.90%	11.44	-36.94%
Zhejiang Province	275.89	11.65%	264.87	11.74%
Coal-fired	270.9	12.08%	260	12.18%
Combined Cycle	4.49	-13.30%	4.38	-13.46%
PV	0.496	130.26%	0.492	128.47%
Hubei Province	147.81	4.94%	138.33	4.73%
Coal-fired	141.47	4.00%	132.15	3.64%
Wind-power	2.92	54.86%	2.87	64.88%
Hydro-power	3.36	14.36%	3.25	14.80%
PV	0.059	–	0.059	–
Hunan Province	93.08	11.94%	87.09	11.28%
Coal-fired	84.76	13.86%	78.89	13.23%
Wind-power	5.31	-1.11%	5.25	-1.16%
Hydro-power	2.85	-14.68%	2.8	-14.77%
PV	0.162	–	0.159	–
Jiangxi Province	198.01	13.53%	189.15	13.67%
Coal-fired	195.29	12.66%	186.7	12.88%
Wind-power	2.72	153.43%	2.45	142.93%
Anhui Province	59.4	1.60%	56.77	1.82%
Coal-fired	57.14	1.73%	54.54	1.88%
Wind-power	1.27	42.14%	1.24	52.18%
Hydro-power	0.99	-29.68%	0.98	-29.81%

Domestic Power Plant	Power Generation		Electricity sold
	2017	Change	2017	Change

Fujian Province	103.8	35.22%	97.91	35.45%
Coal-fired	103.73	35.12%	97.87	35.39%
PV	0.073	–	0.041	–
Guangdong Province	214.48	22.89%	204.91	22.75%
Coal-fired	214.25	22.81%	204.68	22.66%
PV	0.225	217.25%	0.225	250.68%
Guangxi	0.29	–	–	–
Combined Cycle	0.29	–	–	–
Yunnan Province	36.88	-5.01%	33.98	-4.89%
Coal-fired	32.7	-8.76%	29.97	-9.05%
Wind-power	4.18	40.04%	4.01	44.53%
Guizhou Province	0.58	28.88%	0.54	43.36%
Wind-power	0.58	28.88%	0.54	43.36%
Hainan Province	116.47	-2.36%	108.09	-2.62%
Coal-fired	113.27	-1.74%	104.95	-2.02%
Combined Cycle	0.2	-84.64%	0.19	-84.29%
Wind-power	1.17	15.47%	1.14	15.39%
Hydro-power	1.53	-6.37%	1.51	-6.33%
PV	0.305	267.36%	0.301	268.30%
Total	3,944.81	25.76%	3,713.99	25.56%

Note:
The statistics marked * comprise newly acquired regional subsidiaries and power plants of the Company that were included in the consolidated financial statements in January 2017. The comparison figures thereof are solely for reference purposes.

The increase in the Company’s power generation for the year was mainly attributable to the following reasons: (1) The acquisition of power generation assets in Heilongjiang, Jilin and Shandong largely increased the Company’s power generation capacity; (2) The Company’s coal-fired power generation in Central China, East China and Guangdong increased over the same period of last year, (3) Beijing Co-generation (combined cycle), Suzhou Combined Cycle, Rudong Wind Power and other power plants were put into production.

For the year ended 31 December 2017, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.9%, representing an increase of 0.4% compared to the same period last year.

In respect of tariff, the Company’s domestic average tariff for the year ended 31 December 2017 was RMB414.01 per MWh, increased by RMB17.41 per MWh from the year ended 31 December 2016. SinoSing Power’s average tariff for 2017 was RMB544.15 per MWh, representing an increase by 5.86% from last year.

In respect of fuel costs, due to the rise of coal prices, compared with 2016, the Company’s fuel cost per unit of power sold of domestic power plant increased by 32.41% to RMB225.92 per MWh.

Combining the forgoing factors, for the year ended 31 December 2017, the Company recorded an operating revenue of RMB152.459 billion, representing an increase of 33.95% from RMB113.814 billion of last year, and the net profit attributable to equity holders of the Company of RMB1.580 billion, representing a decrease of 81.46% from RMB8.520 billion of last year.

For the year ended 31 December 2017, the net profit attributable to equity holders of the Company from domestic operations was RMB2.057 billion, representing a decrease of RMB6.703 billion from RMB8.760 billion for the same period last year. The decrease was primarily attributable to the significant rise of coal price compared to the same period last year, which significantly reduced the profitability of the Company’s coal-fired power generation. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB477 million, representing a loss increase of RMB237 million compared to the same period last year.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2017, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB152.459 billion, representing an increase of 33.95% from RMB113.814 billion for the year ended 31 December 2016. The operating revenue from domestic operations of the Company increased by RMB37.326 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB33.956 billion.

The operating revenue from the operations of the Company in Singapore increased by RMB1.319 billion over the same period of last year, which was mainly attributed to the aggressive competitive strategy adopted by the Company in Singapore and the rise of on-grid tariff compared to the same period of last year.

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2017	2016	Change

Heilongjiang Province
*Coal-fired	376.88	370.34	1.77%
*Wind-power	595.75	613.36	-2.87%
Jilin Province
*Coal-fired	383.75	344.25	11.47%
*Wind-power	551.80	585.64	-5.78%
*Hydro-power	426.63	428.52	-0.44%
*PV	879.95	–	Not applicable
*Biomass power	750.02	745.90	0.55%

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2017	2016	Change

Liaoning Province
Coal-fired	370.25	344.42	7.50%
Wind-power	583.79	618.74	-5.65%
Hydro-power	330.00	332.67	-0.80%
PV	907.54	950.00	-4.47%
Inner Mongolia
Wind-power	452.91	471.22	-3.89%
Hebei Province
Coal-fired	366.23	358.48	2.16%
Wind-power	541.30	554.60	-2.40%
PV	978.48	784.95	24.66%
Gansu Province
Coal-fired	246.89	207.63	18.91%
Wind-power	459.23	398.34	15.29%
Ningxia
PV	800.00	–	Not applicable
Beijing
Coal-fired	749.82	454.99	64.80%
Combined Cycle	674.07	687.33	-1.93%
Tianjin
Coal-fired	393.82	370.82	6.20%
Combined Cycle	699.14	726.44	-3.76%
PV	879.99	–	Not applicable
Shanxi Province
Coal-fired	317.52	252.98	25.51%
Combined Cycle	678.32	682.40	-0.60%
PV	1,370.19	–	Not applicable
Shandong Province
*Coal-fired	397.13	380.64	4.33%
*Wind-power	625.68	643.84	-2.82%
*PV	881.74	1,155.80	-23.71%

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2017	2016	Change

Henan Province
Coal-fired	370.27	355.46	4.17%
*Combined Cycle	600.00	627.84	-4.43%
Wind-power	610.00	610.00	0.00%
PV	375.34	–	Not applicable
Jiangsu Province
Coal-fired	401.57	378.06	6.22%
Combined Cycle	599.85	661.52	-9.32%
Wind-power	679.60	570.50	19.12%
PV	957.89	–	Not applicable
Shanghai
Coal-fired	398.00	385.59	3.22%
Combined Cycle	911.36	899.62	1.31%
Chongqing
Coal-fired	392.74	376.92	4.20%
Combined Cycle	811.53	649.74	24.90%
Zhejiang Province
Coal-fired	421.15	407.76	3.28%
Combined Cycle	912.07	887.70	2.74%
PV	1,128.38	1,076.50	4.82%
Hubei Province
Coal-fired	402.46	378.65	6.29%
Wind-power	676.00	610.00	10.82%
Hydro-power	378.04	378.81	-0.20%
PV	880.00	–	Not applicable
Hunan Province
Coal-fired	455.94	449.87	1.35%
Wind-power	606.72	610.00	-0.54%
Hydro-power	376.17	404.19	-6.93%
PV	879.57	–	Not applicable

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2017	2016	Change

Jiangxi Province
Coal-fired	411.82	399.78	3.01%
Wind-power	610.00	610.00	0.00%
Anhui Province
Coal-fired	371.86	351.24	5.87%
Wind-power	610.00	610.00	0.00%
Hydro-power	376.74	385.60	-2.30%
Fujian Province
Coal-fired	375.59	348.95	7.63%
PV	980.00	–	Not applicable
Guangdong Province
Coal-fired	431.23	448.36	-3.82%
PV	980.00	980.00	0.00%
Yunnan Province
Coal-fired	577.23	579.58	-0.40%
Wind-power	478.37	494.71	-3.30%
Guizhou Province
Wind-power	599.76	610.00	-1.68%
Hainan Province
Coal-fired	431.33	420.72	2.52%
Combined Cycle	1,619.97	672.26	140.97%
Wind-power	608.99	609.78	-0.13%
Hydro-power	399.53	400.07	-0.13%
PV	991.44	1,010.00	-1.84%
Domestic total	414.01	396.60	4.39%
SinoSing Power	544.15	514.00	5.86%

Note 1:	The tariff of combined-cycle power plants in Shanghai and Zhejiang consists of on-grid settlement price and capacity subsidy income.

Note 2:
The statistics marked * comprise newly acquired regional subsidiaries and power plants of the Company that were included in the consolidated financial statements in January 2017. The comparison figures thereof are solely for reference purposes.

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2017, the tax and levies on operations of the Company and its subsidiaries were RMB1.376 billion, representing an increase of RMB198 million from RMB1.178 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB278 million.

2.2	Operating expenses

For the year ended 31 December 2017, the total operating expenses of the Company and its subsidiaries was RMB141.90 billion, representing an increase of 50.54% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB46.074 billion, or 53.85%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB32.364 billion; the costs attributable to the existing entities increased by RMB13.710 billion, which was primarily attributable to the increased fuel costs for domestic operations in China.

The operating expenses from the operations in Singapore increased by RMB1.567 billion, or 18.02%, from the same period last year, which was mainly due to increased gas price attributable to the rise of international oil price.

2.2.1	Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2017, fuel costs of the Company and its subsidiaries increased by 63.79% to RMB92.737 billion from the RMB56.618 billion for the year ended 31 December 2016. The fuel costs from domestic operations of the Company and its subsidiaries increased by RMB35.387 billion, which was primarily attributable to the increased fuel price. The fuel costs of the newly acquired entities and new generating units were RMB17.402 billion and the fuel costs of the existing generating units increased by RMB17.985 billion from same period last year. Fuel costs in Singapore increased by RMB0.732 billion from the same period last year, mainly due to increased fuel costs arising from increased natural gas prices. For the year ended 31 December 2017, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB548.02 per ton, representing a 45.63% increase from the RMB376.30 per ton for the year ended 31 December 2016. The fuel cost per unit of power sold by the Company’s domestic power plants increased by 32.41% to RMB225.92/MWh from RMB170.62/MWh in 2016.

2.2.2	Maintenance

For the year ended 31 December 2017, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.348 billion, representing an increase of RMB5 million from RMB4.343 billion for the year ended 31 December 2016. The maintenance expenses of the Company’s domestic operations increased by RMB21 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB16 million compared to the same period last year.

2.2.3	Depreciation

For the year ended 31 December 2017, depreciation expenses of the Company and its subsidiaries increased by 36.21% to RMB20.181 billion, compared to RMB14.816 billion for the year ended 31 December 2016; the increase is mainly due to the newly acquired entities and new generating units. The depreciation expenses of domestic operations increased by RMB5.288 billion compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB5.509 billion. The depreciation expenses of the operations in Singapore increased by RMB77 million compared to the same time last year.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2017, the labor costs of the Company and its subsidiaries amounted to RMB10.590 billion, representing an increase of RMB2.547 billion from RMB8.043 billion for the year ended 31 December 2016. This is mainly attributable to labor costs of the newly acquired entities and new generating units, which were RMB2.496 billion. Labor costs for Singapore operations increased by RMB14 million compared to the same time last year.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended 31 December 2017, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB14.044 billion, representing an increase of RMB3.605 billion from RMB10.439 billion for the year ended 31 December 2016. The other operating expenses from the Company’s domestic operations increased by RMB2.845 billion due to the newly acquired entities and new generating units, which were RMB6.122 billion.

Other operating expenses of the operations in Singapore increased by RMB760 million compared to the same period last year.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2017, the interest expenses of the Company and its subsidiaries were RMB9.749 billion, representing an increase of 42.99% from RMB6.818 billion for the year ended 31 December 2016. The interest expenses from the Company’s domestic operations increased by RMB2.961 billion. The interest expenses from the newly acquired entities and new generating units were RMB2.510 billion and those incurred by the existing entities in China increased by RMB0.451 billion, which is largely attributable to increased interest rate and debts scale. The interest expenses of Singapore operations decreased by RMB30 million compared to the same period last year.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2017, the Company and its subsidiaries recorded a net gain of RMB144 million from net exchange differences and bank charges, representing an increase of RMB394 million compared with the net loss of RMB250 million for the year ended 31 December 2016, mainly due to the strengthened exchange rate of RMB against U.S. dollar.

The operations in Singapore recorded net losses of RMB17 million from net exchange differences and bank charges, representing a decrease of RMB67 million from the net gains of RMB50 million for the year ended 31 December 2016, mainly due to the settlement of effective hedging instruments for cash flow hedge.

2.4	Share of profits less losses of associates and joint ventures

For the year ended 31 December 2017, the share of profits less losses of associates and joint ventures was RMB0.425 billion, representing a decrease of RMB874 million from RMB1.299 billion from last year, mainly due to decreased profit of associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2017, the Company and its subsidiaries recognised income tax expenses of RMB1.218 billion, representing a decrease of RMB2.247 billion from RMB3.465 billion for the year ended 31 December 2016. The income tax expenses for the domestic operations decreased by RMB2.192 billion primarily attributable to large increase in coal price from same period last year, which significantly reduced the profitability of the Company’s coal-fired power plants. The income tax expenses of the operations in Singapore decreased by RMB55 million.

2.6	Net profit, net profit attributable to the equity holders of the Company and non-controlling interests

For the year ended 31 December 2017, the Company and its subsidiaries achieved a net profit of RMB1.584 billion, representing a decrease of RMB8.764 billion, or 84.69%, from RMB10.348 billion for the year ended 31 December 2016; the net profit attributable to equity holders of the Company was RMB1.580 billion, representing a decrease of RMB6.940 billion from RMB8.520 billion for the year ended 31 December 2016.

The profit attributable to equity holders of the Company from its domestic operations decreased by RMB6.703 billion, mainly contributable to large increase in coal price from same period last year, which significantly reduced the profitability of the Company’s coal-fired power plants. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB477 million, representing a loss increase of RMB237 million from same period last year. This was mainly due to the continued oversupply in the Singapore’s power market and lower than expected profit margin of power contracts, which led to a drop in the profitability of the Company’s overseas power generation business.

The Company’s recorded net profit attributable to non-controlling interests decreased to RMB4 million for the year ended 31 December 2017 from RMB1.828 billion for the year ended 31 December 2016, mainly attributable to large increase in coal price from same period last year, which significantly reduced the profitability of the Company’s non-wholly owned coal-fired power subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2017, consolidated total assets of the Company and its subsidiaries were RMB396.590 billion, representing an increase of 25.97% from RMB314.840 billion as of 31 December 2016; total assets of the domestic operations increased by RMB82.072 billion to RMB368.629 billion, including a net increase of RMB70.544 billion in non-current assets, which is mainly attributable to the newly acquired entities and the capital expenditure on construction projects.

As of 31 December 2017, total assets of the operations in Singapore were RMB27.961 billion, representing a decrease of RMB322 million from the same period last year. Non-current assets decreased by RMB365 million to RMB23.809 billion, primarily attributable to the depreciation of property, plant and equipment.

2.7.2	Comparison of liability items

As of 31 December 2017, consolidated total liabilities of the Company and its subsidiaries were RMB288.975 billion, representing an increase of 35.89% from RMB212.653 billion as of 31 December 2016.

As of 31 December 2017, interest-bearing debts of the Company and its subsidiaries totalled RMB238.039 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), bonds payable (including those maturing within a year), short-term borrowings, short-term bonds payable and financial leases payable (including those maturing within a year). The interest-bearing debts denominated in foreign currencies amounted to RMB2.660 billion.

As of 31 December 2017, the total liabilities of the operations in Singapore were RMB15.098 billion, representing a decrease of 0.70% from RMB15.205 billion as of 31 December 2016.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of 31 December 2017, including an increase impact arising from the issuances of unsecured perpetual corporate bonds at face value of RMB5 billion in 25 September 2017, a decrease of post-tax impact of RMB854 million arising from disposal of available-for-sale financial assets and fair value changes of available-for-sale financial assets held by the Company and its subsidiaries, an increase of post-tax impact of RMB0.121 billion arising from changes in other comprehensive income of the Company’s investees accounted for under equity method, an increase of post-tax impact of RMB0.063 billion arising from fair value changes of cash flow hedge instruments, an increase of RMB113 million from translation difference of the financial statements of foreign operations.

Non-controlling interests as of 31 December 2017 increased by RMB3.789 billion.

2.7.4	Major financial position ratios

	2017	2016

Current ratio	0.31	0.28
Quick ratio	0.26	0.23
Ratio of liabilities to equity holders’ equity	3.30	2.47
Multiples of interest earned	1.23	2.84

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end – net inventories as of the year end)
balance of current liabilities as of the year end

Ratio of liabilities to equity holders’ equity	=	balance of liabilities as of the year end
balance of equity holders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio increased as of 31 December 2017 compared to that of 31 December 2016 mainly due to increase of current assets especially inventories and other current assets. The ratio of liabilities to equity holders’ equity as of 31 December 2017 increased compared to that of 31 December 2016 mainly due to the increase in loans at the year end. The multiples of interest earned decreased mainly due to reduced pre-tax profit for the year ended 31 December 2017.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December
	2017	2016	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	29.198	31.511	-7.34%
Net cash used in investing activities	-31.749	-17.650	79.88%
Net cash generated from/(used in) financing activities	4.013	-13.602	-129.50%
Effect of exchange rate fluctuations on cash held	0.010	0.073	-86.30%
Net increase in cash and cash equivalents	1.472	0.332	343.37%
Cash and cash equivalents as at beginning of the year	7.810	7.478	4.44%
Cash and cash equivalents as at end of the year	9.282	7.810	18.85%

For the year ended 31 December 2017, net cash provided by operating activities of the Company and its subsidiaries was RMB29.198 billion, representing a decrease of 7.34% from last year, mainly attributable to the comprehensive effect of increased cash outflow for increased fuel price and increased cash inflow for raised power generation and tariff. Net cash provided by operating activities in Singapore was RMB700 million. The net cash used in investing activities was RMB31.749 billion, representing an increase of 79.88% from last year, mainly due to consideration paid for newly acquired entities in 2017. The net cash generated from financing activities was RMB4.013 billion, representing an increase of RMB17.615 billion to the net cash outflow, which was RMB13.602 billion, from the same period last year. This was mainly due to the increase of loans and bonds issued by the Company and its subsidiaries in this year as compared to the same period last year. As of 31 December 2017, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar were RMB8.130 billion, RMB836 million and RMB316 million, respectively.

As of 31 December 2017, net current liabilities of the Company and its subsidiaries were approximately RMB107.413 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term loans at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on infrastructure construction and renovation projects

The capital expenditures for the year ended 31 December 2017 were RMB26.045 billion, mainly for construction and renovation of projects, including RMB1.804 billion for Luoyuan Power project, RMB1.526 billion for Rudong Baxianjiao Offshore Wind Power project, RMB1.250 billion for Beijing Co-generation project, RMB775 million for Yantai Bajiao Co-generation project, RMB513 million for Zhanhua PV project, RMB492 million for Guanyun Co-generation, RMB489 million for Zhanhua New Energy project, RMB485 million for Mianchi Co-generation project, RMB453 million for Fuyuan Wind Power project, RMB422 million for Huaining Wind Power project, RMB420 million for Weishan New Energy project, RMB385 million for Luohuang Power project, RMB382 million for Fengjie Wind Power project, RMB381 million for Jiangxi Renewable Energy project, RMB361 million for Zhongxiang Wind Power project, RMB359 million for Jianchang PV project, RMB344 million for Dongguan Combined Cycle project, RMB343 million for Jiuquan Wind Power II project, RMB335 million for Yingkou Xianrendao Co-generation project, RMB309 million for Dalian Co-generation project, RMB297 million for Yushe PV project, RMB279 million for Laiwu Power project, RMB266 million for Taicang Power project, RMB255 million for Yingkou Power Plant project, RMB254 million for Qinbei Power Plant project, RMB254 million for Shantou Haimen project, RMB244 million for Yueyang Power Plant project, RMB230 million for Suzhou Combined Cycle project, RMB228 million for Luoyuan Port, RMB225 million for Dalian Power Plant project, RMB224 million for Dezhou Power Plant project, RMB204 million for Changxing Power Plant project, RMB200 million for Shidongkou Plant I project, RMB200 million for Weihai Power Plant, RMB196 million for Tongshan Wind Power Project, RMB195 million for Wuhan Power Plant project, RMB189 million for Panxian Wind Power project, RMB177 million for Yingcheng Co-generation project and RMB172 million for Chengmai PV project. The capital expenditures of the Company’s operations in Singapore were RMB181 million. The expenditures on other projects were RMB9.747 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt and equity financing. The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company are as following:

(Unit: RMB100 million)

Capital Expenditure Project	Capital Expenditure Plan for 2018	Cash resources arrangements	Financing costs and note on use

Thermal power projects	55.07	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0.25	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	88.70	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	6.28	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Photovoltaic power projects	10.15	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Capital Expenditure Project	Capital Expenditure Plan for 2018	Cash resources arrangements	Financing costs and note on use

Port	1.50	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Technology renovation	33.15	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2017, the undrawn banking facilities available to the Company and its subsidiaries amounted to approximately RMB241.9 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China, etc.

The Company completed issuances of unsecured super short-term bonds in ten installments on 13 January, 17 February, 16 March, 14 April, 27 June, 17 August, 18 October, 15 November, 22 November, and 1 December 2017, at a principal amount of RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion, RMB4 billion, RMB4 billion, RMB2 billion, RMB1 billion and RMB4 billion with nominal annual interest rates of 3.40%, 3.67%, 3.60%, 3.60%, 4.19%, 3.96%, 4.10%, 4.19%, 4.17% and 4.17%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would successively mature in 270 days, 270 days, 180 days, 90 days, 150 days, 60 days, 180 days, 180 days, 180 days and 90 days from the value date.

The Company completed issuance of unsecured medium-term notes on 12 July 2017, at a principal amount of RMB5 billion, with a nominal annual interest rate of 4.69%. These notes were denominated in RMB, issued at par value, and would mature in five years from the value date.

The Company completed issuance of unsecured non-public debt financing instrument on 18 July 2017, at a principal amount of RMB0.5 billion, with a nominal annual interest rate of 4.75%. The instrument was denominated in RMB, issued at par value, and would mature in three years from the value date.

The Company completed issuances of unsecured perpetual corporate bonds in two installments on 25 September 2017, each at a principal amount of RMB2.5 billion, with nominal initial distribution rates of 5.05% and 5.17%. The perpetual corporate bonds have no fixed maturing date and are callable at the Company’s discretion in whole. The payment of the principal may be deferred for each renewal period as 3 and 5 years.

The Company completed issuance of unsecured corporate bond on 16 November 2017, at a principal amount of RMB2.3 billion, with a nominal annual interest rate of 4.99%. The bond was denominated in RMB, issued at par value, and would mature in three years from the value date.

As of 31 December 2017, short-term loans of the Company and its subsidiaries totalled RMB80.251 billion (2016: RMB57.669 billion). Loans from banks were charged at interest rates ranging from 3.74% to 5.50% per annum (2016: 2.77% to 4.35%).

As of 31 December 2017, short-term bonds payable by the Company and its subsidiaries were RMB11.068 billion (2016: RMB27.311 billion).

As of 31 December 2017, long-term loans (including those maturing within a year) of the Company and its subsidiaries totalled RMB125.129 billion (2016: RMB74.551 billion), including RMB denominated borrowings of RMB110.073 billion (2016: RMB58.876 billion), U.S. dollar denominated loans of approximately US$348 million (2016: US$410 million), Euro denominated loans of approximately €30 million (2016: €39 million), Singapore dollar denominated loans of S$2.539 billion (2016: S$2.581 billion), and Japanese yen denominated loans of ¥2.593 billion (2016: ¥2.703 billion). Among them, all loans denominated in US dollar and Singapore dollar were floating rate, and loans denominated in all other foreign currencies were fixed rate. As of 31 December 2017, long-term bank loans of the Company and its subsidiaries had interest rates ranging from 0.75% to 6.03% per annum (31 December 2016: 0.75% to 5.65%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.3	Other financing requirements

The objective of the Company is to bring steadily growing returns to equity holders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2017, the Company expects to pay a cash dividend of RMB1.52 billion.

2.4	Maturity profile of loans and bonds

Maturity Profile	2018	2019	2020	2021	2022
(RMB billion)

Principal amount planned for repayment	113.349	24.729	22.706	19.683	17.656
Interest amount planned for repayment	7.883	4.964	3.900	2.964	2.234

Total	121.232	29.693	26.606	22.647	19.890

Note:
This table was prepared by the principal and interest amount actually repaid accordingly to contracts already signed. The amount of principle to be paid in 2018 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

The Company is committed to implementing new development initiatives in line with the general trend of China’s economic and energy reform and development in the new era. The Company will adhere to the objective of establishing first-class company with international competitiveness, focus on improving the quality and performance of its development, and seek to accelerate transformation and upgrade in accordance with the requirements of market-oriented electricity reform and supply-side structural reform. The Company will also put in place a new mechanism under the principle that management shall be centered on competitiveness improvement, operations shall be centered on customers, development shall be centered on market demands, so as to strengthen the strategic leadership and continuously improve its core competitiveness. The Company aims to consolidate its leading position in the conventional energy sector, speed up the new energy development, improve the synergy within the industry, expand sales and services presence, maintain steady expansion in overseas market, achieve all-around improvement of the Company’s operating results, quality performance and corporate vitality, and build the Company into an internationally leading public power producer with standardized management, advanced technologies, energy saving and environment-friendly, reasonable operating structure, outstanding operations, sound corporate governance and superior market value.

The Company is committed to safe, green, efficient and sustainable growth. With insightful understanding of macro-economic environment, systemic reform development, industrial growth and other market trends, the Company aims to grow strategically with innovative initiatives and sound management. It will employ development, mergers and acquisitions and access to capital market and strategic investors at domestic and international markets to consolidate its leading position in clean, efficient conventional energy sector and to accelerate its development in new energy sector. The Company also aims to further enhance its key competitiveness, industry leadership, market influence and risk control with improved integration of resources, logistics, power generation and distribution system that draws strength from its organization, security, management, information and human capital, and strive to build up its modern energy sector system.

D.	TREND ANALYSIS

In 2018, China’s economy will enter a new era which would profoundly affect the energy supply and demand situation. China’s economy is expected to move to quality growth from high-speed growth with upgraded economic structure driven by innovation rather than factors and investment. Industrial restructuring and upgrading, gradual reduction of energy demand, and supply-side structural reform will play the leading role in China’s efforts towards new development and construction of modern economic system. The tasks to address overcapacity, deleverage and prevent risks still loom large. Continued development of an environmental-friendly civilization presents new requirements for energy production. Accelerated eco-system reform and building of a market-oriented and diversified environmental compensation mechanism will impose stricter environmental protection standards on energy development which will result in continued increase of coal-fired power generating costs and investment in environment protection oriented initiatives. Energy restructuring will maintain fast track development as the government issues policies and regulations on carbon trading, non-hydro renewable energy quota, and solar energy development to guide businesses towards green growth. China will deepen reforming efforts to make state-owned businesses competitive and extensive, improve the top-level design of state-owned enterprise, improve the corporate governance structure of state-owned enterprises, and enhance the competitiveness of enterprises. China will continue to push forward power sector reform and evolve towards a liberalized and competitive power market with market-based power generation, increased power transaction and extensive inter-provincial power exchange. Sectoral boundary and competition landscape are redefined by the ever competitive power sales, expanded reform of power distribution market, and accelerated construction of pilot spot market, which engenders new business models and profit-making models urging enterprises to be more market oriented, thus enhancing overall efficiency of the industry. The national initiative of “The Belt and Road” lend efforts for enterprises to deepen their cooperation with foreign countries and innovate their foreign investment mechanism, and also provides enterprises with ample opportunities for infrastructure investment and asset allocation, including energy and power sectors.

In the electricity market, with consistently favorable economic growth in China, the demand for electricity in 2018 is expected to maintain rapid growth continually. It is predicted by China Electricity Council that in 2018, total electricity consumption nationwide will grow by 5.5%, with newly installed generation capacity of approximately 120 million kW, of which thermal generation units will represent a reduced percentage from last year. In 2018, annual power generation utilization hours nationwide are expected to be 3,710 hours, and utilization hours of thermal generating units are estimated to be 4,210 hours, generally the same with 2017. Curtailment of hydro, wind and solar generated power is expected to be gradually addressed. The State Electricity Reform will progress steadily, power generation market is in the process of steady and planned liberalization, and medium-to-long term market transactions, cross-provincial and cross-regional transactions, spot transactions of clean energy are further expanded. The five-year winter clean heating initiative in northern China promoted by the government will have considerable power substitution effect.

In the fuel market, China will continue implementing policies to phase out obsolete production capacities and release advanced production capacities. It will speed up construction of the northern coal transportation corridors, coordinate efforts on capacity reduction and supply protection, and maintain coal supply and demand balance and price stability. The government will also strive to restore coal price to reasonable range with multiple efforts including accelerated increase of advanced coal production capacities, enhanced enforcement of medium-to-long coal contracts, execution of mutual guaranty agreement among coal producers, transporters and users, and setting up the regulatory system to control minimum and maximum coal inventory.

In the capital market, China has put more emphasis on risk prevention. Prudent monetary policy will have a stabilizing effect on the overall money supply. The credit and capital market will grow at a stable and reasonable pace. China will also strengthen the asset-liability ratio and capital requirements to urge deleveraging by state-owned enterprises. The capital market is expected to see a tight balance, potentially leading to an increase in the cost of capital.

The Company will comply with the overall trend of national economic and energy development in the new era, implement new development concept, pay close attention to policy and market changes, effectively control risks and improve its core competitiveness in line with the requirements of market-oriented electricity reform and supply-side structural reform and achieve the goals of safe, green, efficient and sustainable development.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to shareholders of SE management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2017, Shenzhen Energy distributed RMB1.5 of cash dividend out of every 10 shares to its shareholders, and the Company held 992 million shares of Shenzhen Energy by 31 December 2017. These investments brought a net profit attributable to the equity holders of the Company of RMB187 million for the year ended 31 December 2017 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity holders of the Company of RMB109 million for the year ended 31 December 2017 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2017, the Company and its subsidiaries had 53,962 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2017, the Company provided guarantees of approximately RMB12.393 billion for the long-term bank loans of Tuas Power.

As of 31 December 2017, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
As of 31 December 2017, short-term loans of RMB24 million (2016: RMB126 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)
As of 31 December 2017, long-term loans of RMB4.605 billion (2016: RMB2.902 billion) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB5.166 billion (2016: RMB3.105 billion).

(3)	As of 31 December 2017, long-term loans of approximately RMB10.559 billion (2016: RMB9.032 billion) were secured by future electricity and heating revenue of the Company and its subsidiaries.

(4)	As of 31 December 2017, the restricted bank deposits of the Company and its subsidiaries were RMB82 million (2016: RMB71 million).

(5)	As of 31 December 2017, the property, plant and equipment leased under finance lease of the Company and its subsidiaries with net book value amounted to RMB2.565 billion (2016: RMB1.763 billion).

H.	ACCOUNTING STANDARDS HAVING MATERIAL IMPACT ON THE COMPANY’S FINANCIAL STATEMENTS

For the accounting standards that have a material impact on the Company’s financial statements, please refer to the Note 2 to the financial statements prepared in accordance with IFRS.

I.	IMPAIRMENT SENSITIVITY ANALYSIS

1.	Goodwill Impairment

The Company and its subsidiaries conducts impairment test on each individually recognized goodwill at the end of each year. In 2017, the management recognized no goodwill impairment based on the impairment assessment.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of 31 December 2017, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB681 million and RMB3,879 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB320 million and RMB2,535 million, respectively.

2.	Impairment of other non-current assets

The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.

In 2017, impairment losses for certain property, plant and equipment and land use rights of approximately RMB1,047 million and RMB109 million have been recognized, respectively. Factors leading to impairment primarily include lower than expected utilization hours of a subsidiary due to long idle hours of its power generating units and the coal-fire projects in progress was aborted; lower than expected operating results of three subsidiaries in 2017 due to oversupply and fierce competition within the electricity market in the provinces, as well as low profitability of a hydropower plant, a coal-fire project in progress of a subsidiary was aborted as a result of relevant regulation.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. As at 31 December 2017, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectation, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment and land use rights by approximately

RMB165 million and RMB1,165 million, respectively; if fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would increase by approximately RMB45 million and RMB478 million, respectively.

J.	RISK FACTORS

1.	Risks relating to coal market

In 2018, the policy of eliminating obsolete production capacity in the coal industry will continue. The Company will face market risks on three respects. First is resources supply. Generally there should be no shortage of coal supply along with release of advance production capacities, while regional or periodic supply tension could occur. Second is transportation. As coal production is further concentrated in major coal-producing regions with tight railway transportation capacity, supply risk could occur in the event of extreme weather conditions. Third is market price. Coal price is subject to fluctuations due to regional growth, whether conditions, and hydro-power generation. The Company will closely follow the policy and changes in the domestic and international coal markets, make continued efforts to expand coal supply resources, ensure strict compliance with contracts, perform contracts with railway operators completely, strengthen management of inventory, to mitigate risks effectively.

2.	Risks relating to electricity market

China is accelerating the electricity market reform such as liberalizing the electricity generation plan, electricity sales reform, incremental distribution network, transmission and distribution price and auxiliary services. As a result, the proportion of direct power sales transaction volume is increasing. The share of direct power sales in 2018 will continue to expand while competition will intensify, which will bring uncertainty to the Company’s aim of increasing power generation and market share.

The Company will strengthen study of relevant policies, design timely and strategic responses, and actively participate in the research and formulation of plans for construction of regional power market. It will also enhance market awareness and reinforce customer-centric values. The Company will make efforts to develop and cultivate user base, actively pursue power transactions of all kinds, improve coordination of power generation, sale and head generation, and strive to raise the level of power generation.

3.	Risks relating to electricity tariff

With further reform of power market in China, power transaction will continue to grow and traded power generation will account for a higher percentage. Fierce market competition makes transactional power price significantly lower than the regulated price, subjecting the Company to considerable price pressure. Additionally, whether the tariff of electricity generated by coal-firing generating units will be promptly and fully adjusted to reflect higher coal price through the coal-electricity price linkage mechanism is uncertain.

The Company will actively respond to the electric reform and conduct in-depth study on the market trading methods and rules in the region where the Company is located so as to raise the tariff level. It will continue to closely monitor the coal price index changes in various provinces (or cities, districts), measure the linkage demand, promptly communicate with central and local price regulators to present operating conditions of coal-fired power enterprises and push forward the implementation of coal-electricity linkage policies.

4.	Risks relating to environmental protection policies

The Action Plan on Air Pollution Prevention and Treatment, Action Plan of Energy Saving, Emission Reduction, Upgrading and Transformation (2014-2020), and Target Missions for Central Generating Enterprises in Energy Saving, Emission Reduction, Upgrading and Transformation (2015), Integrated Reform Plan for Promoting Ecological Progress as well as the new Environmental Protection Law came gradually into force in China. National standards for energy saving environmental protection are increasingly higher, environmental protection restrictions for energy development are further tightened, which will increase the energy saving and transformation costs of the coal-fired generating sets which account for a high percentage of the Company’s installed capacity.

Since then, China has successively implemented the sewage discharge permit system and change of environmental protection fee to the tax policy. The supervision, inspection and collection efforts have shown a growing trend.

At present, all the coal-fired generating units in operation of the Company have reached the ultra-low emission standards, and all the power generation enterprises have obtained the sewage discharge permit. The Company will continue to improve the operational performance of environmental protection systems and continuously improve the reliability and economy of environmental protection equipment.

5.	Interest rate risks

Regarding RMB denominated debts, the Company is subject to increased interest payment since funding costs in currency and bond markets is expected to increase in anticipation of tightened monetary policy by the PBOC in 2018. Regarding U.S. dollar denominated debts, it is widely expected that the Federal Reserve will phase out quantitative easing by continued rise of interest rates, which is not expected to have material adverse effect on the Company due to its small percentage in the overall debt costs. In the Singaporean capital market, the SOR interest rate will continue to rise as a result of the end of quantitative easing in the U.S. and other major economies, which is anticipated to increase financing costs of Tuas Power.

While ensuring fulfilling funding requirements, the Company will strive to reduce interest rate fluctuation and control financing costs by keeping close watch on changes in domestic and overseas capital markets, making timely adjustment of financing strategies by reasonable selection of financing products.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2017, the entire issued share capital of the Company amounted to 15,200,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 69.08% of the total issued share capital, and 4,700,383,440 shares were foreign shares, representing 30.92% of the total issued share capital of the Company. In respect of foreign shares, Huaneng Group held 472,000,000 shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, representing 3.11% of the total issued capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 33.33% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 10.23% of the total issued share capital of the Company, and held 74,139,853 shares through its controlling subsidiary, China Huaneng Finance Corporation Limited, representing 0.49% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,804,073,480 shares, representing 25.03% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB54.653 billion paid.

The Company’s articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC GAAP and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.10 (inclusive of tax) for each share to all shareholders for 2017. All dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company will convene the 2017 annual general meeting on 3 May 2018. The record date(s) and the period(s) for closure of register for determining eligibility to attend and vote at the 2017 annual general meeting and for determining the entitlement to the final dividend will be set out in the notice of the 2017 annual general meeting to be published on 14 March 2018.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

In addition, in order to allow all shareholders to better share the development results of the Company, after considering the Company’s strategic planning and development targets, industry development trends and other factors, the Company decided to further increase the proportion of cash dividends to investors in the next three years, and accordingly formulated the Shareholders Return Plan for the Next Three Years (2018 to 2020) of Huaneng Power International, Inc. according to relevant regulations. Detailed terms and the proportion of the Company’s cash dividends in the next three years are: when the profit and accumulated undistributed profits in the current year are positive, and on condition that the the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall distribute dividends in cash and the annual cash dividend payout shall, in principle, be no less than 70% of the realised distributable profits stated in the consolidated financial statement that year and such dividend shall be no less than RMB0.1 per share.

PRE-EMPTIVE RIGHTS

According to the articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

LARGEST SUPPLIERS AND CUSTOMERS

The five largest suppliers of the Company and its subsidiaries for 2017 were China Huaneng Group Fuel Co., Ltd., China Energy Investment Corporation Limited, Zhalainuoer Coal Mining Company Ltd., China National Coal Group Corporation and Shanxi Yangquan Coal Industry (Group) Company Limited respectively. The total purchase from them amounted to approximately RMB40.2 billion, representing approximately 44% of the total coal purchase of the year.

As a domestic power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2017 were State Grid Shandong Electric Power Company, State Grid Jiangsu Electric Power Company, State Grid Zhejiang Electric Power Company, Guangdong Power Grid Corporation and State Grid Henan Electric Power Company. The five customers accounted for approximately 44.11% of the operating revenue for the year while the largest customer, namely State Grid Shandong Electric Power Company, accounted for approximately 18.80% of the operating revenue.

None of the directors, supervisors and their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five largest suppliers and customers of the Company mentioned above in 2017.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power plants, and Huaneng Group was also entrusted to manage certain coal assets of the Company.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it should treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into the Company. The Company had a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng

Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it would take approximately five years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group would continue to perform each of its undertakings to support the development of its listed subsidiaries.

On 28 June 2014, with a view to further clarify the scope of the relevant agreement and in line with the requirements under the “Regulatory Guidelines for Listed Companies No. 4 – Undertakings and performance by Listed Companies and Listed Companies’ de facto Controllers, Shareholders, Related Parties and Acquirers”, and taking into account the actual situation, Huaneng Group further enhanced the aforesaid non-compete undertaking as follows: 1. the Company would be the sole platform for integrating the conventional energy business of Huaneng Group; 2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would, by the end of 2016, inject into the Company such assets of which the profitability should have been improved and meet with the requirements for injecting into a listed company (such as those assets with clean titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets), in addition, the Company should have the right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects as engaged in the conventional energy business of Huaneng Group located in Shandong Province; 3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it would, by the end of 2016, inject into the Company such assets of which the profitability should have been improved and meet with the requirements for injecting into a listed company (such as those assets with clear titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets), so as to support a sustainable and stable development of the Company; 4. Huaneng Group would continue to perform each of its aforesaid undertakings in order to support the development of its subordinated listed companies.

Huaneng Group has diligently examined and analyses its performance on the 2014 undertakings, of which items (1) and (4) are long term undertaking and are being currently performed.

As of 31 December 2016, all coal fired generation assets of Huaneng Group located in Shandong region under the scope of undertakings had been injected into the Company, thus performance of the undertaking item (2) was completed within the term of the undertaking period.

As of 31 December 2016, all other non-listed coal fired power generation assets of Huaneng Group located in provincial administrative regions other than Shandong which met the conditions had been injected into the Company, thus performance of the undertaking item (3) was completed.

Huaneng Group will continue to perform the undertaking as made previously that it will procure relevant parties such as Huaneng Energy and Transportation (Holding) Company Limited to inject non-listed conventional energy assets located in Shandong to the Company within 24 months after completion of the significant asset disposal transaction announced on 30 September 2017 by Shandong Xinneng Taishan Power Generation Co., Ltd.. The Company will be entrusted of such assets if the above mentioned assets fail to meet the conditions for injection into the Company.

Currently, the Company has 13 directors and only four of them have positions in Huaneng Group and/or HIPDC. According to the articles of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2017.

DIRECTORS OF THE COMPANY

The directors of the Company in 2017 were as follows:

Name of Director	Position	Date of appointment

Cao Peixi	Chairman	Appointed on 18 September 2014
Liu Guoyue	Director	Appointed on 18 September 2014
Huang Jian	Director	Appointed on 18 September 2014
Wang Yongxiang	Director	Appointed on 13 June 2017
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 18 September 2014
Cheng Heng	Director	Appointed on 13 June 2017
Lin Chong	Director	Appointed on 13 June 2017
Yue Heng	Independent Director	Appointed on 18 September 2014
Xu Mengzhou	Independent Director	Appointed on 23 June 2016
Liu Jizhen	Independent Director	Appointed on 13 June 2017
Xu Haifeng	Independent Director	Appointed on 13 June 2017
Zhang Xianzhi	Independent Director	Appointed on 13 June 2017

Resigned Directors

Guo Junming	Vice Chairman	Appointed on 18 September 2014 Resigned on 9 October 2017
Fan Xiaxia	Director	Appointed on 18 September 2014 Resigned on 2 February 2018
Li Shiqi	Director	Appointed on 18 September 2014 Resigned on 13 June 2017
Zhu Yousheng	Director	Appointed on 25 June 2015 Resigned on 13 June 2017
Li Song	Director	Appointed on 18 September 2014 Resigned on 13 June 2017
Li Zhensheng	Independent Director	Appointed on 18 September 2014 Resigned on 13 June 2017
Geng Jianxin	Independent Director	Appointed on 25 June 2015 Resigned on 13 June 2017
Xia Qing	Independent Director	Appointed on 25 June 2015 Resigned on 13 June 2017

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2017.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2017, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2017, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2017, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen Mr. Xu Haifeng and Mr. Zhang Xianzhi has signed a confirmation letter by independent non-executive directors for 2017 on 12 March 2018 and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2017:

Name of shareholder	Number of Shares held at year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	33.33
HKSCC Nominees Limited	3,981,387,979	26.19
*China Huaneng Group Co., Ltd.	1,555,124,549	10.23
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.47
China Hua Neng Group Hong Kong Limited	472,000,000	3.11
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74
China Securities Finance Corporation Limited	413,567,472	2.72
Fujian Investment & Development Group Co., Ltd.	372,818,249	2.45
Liaoning Energy Investment (Group) Limited Liability Company	362,200,740	2.38
Dalian Construction Investment Group Co., Ltd.	301,150,000	1.98

*
On 29 December 2017, China Huaneng Group completed the industrial and commercial registration on company restructuring. Following the restructuring, the company was changed from a state-owned enterprise to a wholly state-owned company, and the name was changed to China Huaneng Group Co., Ltd..

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 35% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 50% of the total remuneration.

(3)	Payments on pension, etc.

Contributions for various pension schemes such as social insurances, corporate annuity and housing fund established by the Company for the Directors, Supervisors and senior management accounts for about 15% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses for the period and capital construction expenditure during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and two extraordinary general meetings.

1.	The Company’s 2016 Annual General Meeting was held on 13 June 2017. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 14 June 2017.

2.
The Company’s 2017 First Extraordinary General Meeting was held on 24 January 2017. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 25 January 2017.

3.
The Company’s 2017 Second Extraordinary General Meeting was held on 16 May 2017. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 17 May 2017.

DISCLOSURE OF MAJOR EVENTS

1.
On 13 June 2017, the Company convened the Annual General Meeting, at which the resolution regarding the change of session of the Board of Directors of the Company, the resolution regarding the change of session of the Supervisory Committee of the Company were approved, and the members of the Ninth Session of the Board of Directors and the Supervisory Committee were elected at the meeting. On the same date, the Company convened the first meeting of the Ninth Session of the Board of Directors the first meeting of and the Ninth Session of the Supervisory Committee respectively at its office, at which the Chairman, Vice Chairman and Chief Members and members of the committees of the new session of the Board of Directors and the Chairman and Vice Chairman of the new session of the Supervisory Committee were elected. The new session of the Board of Directors elected Mr. Cao Peixi as the Chairman and Mr. Guo Junming as the Vice Chairman of the Ninth Session of the Board of Directors. Mr. Ye Xiangdong was elected as the Chairman and Mr. Mu Xuan was elected as the Vice Chairman of the Ninth Session of the Supervisory Committee. It was confirmed that Mr. Yue Heng and Mr. Zhang Xianzhi are the financial expertise in the Audit Committee.

2.
Due to change in work, Mr. Guo Junming tendered his resignation report to the Board of Directors of the Company on 9 October 2017, requesting resignation from the positions of Vice Chairman and Director of the Company. The resignation of Mr. Guo Junming was effective and announced on that date.

3.
The Company convened the 27th Meeting of the Eighth Session of the Board of Directors on 16 May 2017, at which the resignation of Mr. Du Daming as the Vice President and the Secretary to the Board of Directors of the Company (qua “company secretary” under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) was considered and approved, and agreed that Mr. Huang Chaoquan will take over the position as the secretary to the Board of Directors of the Company. On 22 May 2017, The Stock Exchange of Hong Kong Limited approved the appointment of Mr. Huang Chaoquan to take over the position as the secretary to the Board of Directors of the Company officially.

4.
Due to change in work, Mr. Fan Xiaxia tendered his resignation report to the Board of Directors of the Company on 28 February 2018, requesting resignation from the positions of Director, Deputy General Manager, member of the Strategy Committee and the Nomination Committee of the Company. The resignation of Mr. Fan Xiaxia was effective and announced on that day.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2017, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB10,001,800.

LEGAL PROCEEDINGS

As at 31 December 2017, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

The Company will convene the 2017 annual general meeting at 9:00 a.m. on
 3 May 2018 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The record date(s) and the period(s) for closure of register for determining eligibility to attend and vote at the 2017 annual general meeting and for determining the entitlement to the final dividend will be set out in the notice of the 2017 annual general meeting to be published on 14 March 2018.

AUDITORS

As approved at the 2016 annual general meeting, KPMG Huazhen LLP was appointed as the Company’s domestic and U.S. 20F Annual Report auditor, and KPMG was appointed as the Company’s Hong Kong auditor for 2017.

As proposed by the Audit Committee of the Company, the Board has resolved to continue to appoint KPMG Huazhen LLP as the Company’s domestic and U.S. 20F Annual Report auditor for 2018, and appoint KPMG as the Company’s Hong Kong auditor for 2018. Such proposal is subject to the approval by the Shareholders at the 2017 annual general meeting.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2017 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website
 (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2017 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

REQUIREMENTS UNDER THE ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORTING GUIDELINES

Our environmental, social and governance report prepared and disclosed in accordance with “Environmental, Social and Governance Reporting Guide” of the Listing Rules will be published on websites of the Company and the Hong Kong Stock Exchange.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (A share version and H share version) will be published in April 2018. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 April 2018. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6888

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
14 March 2018

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2017
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended
		31 December
	Note	2017	2016

Operating revenue	3	152,459,444	113,814,236
Tax and levies on operations		(1,376,312)	(1,177,818)

Operating expenses
Fuel		(92,737,304)	(56,617,542)
Maintenance		(4,347,723)	(4,343,349)
Depreciation		(20,180,830)	(14,815,620)
Labor		(10,590,084)	(8,043,406)
Service fees on transmission and transformer facilities of HIPDC		(95,894)	(138,038)
Purchase of electricity		(3,787,032)	(3,066,415)
Others		(10,160,875)	(7,234,308)

Total operating expenses		(141,899,742)	(94,258,678)

Profit from operations		9,183,390	18,377,740

Interest income		198,906	147,063

Financial expenses, net
Interest expense		(9,749,004)	(6,817,526)
Exchange gain/(loss) and bank charges, net		144,359	(250,076)

Total financial expenses, net		(9,604,645)	(7,067,602)

Share of profits less losses of associates and joint ventures		425,215	1,298,889
Gain/(loss) on fair value changes of financial assets/liabilities		856,786	(12,986)
Other investment income		1,742,081	1,070,034

Profit before income tax expense	11	2,801,733	13,813,138

Income tax expense	4	(1,217,526)	(3,465,151)

Net profit		1,584,207	10,347,987

		For the year ended 31 December
	Note	2017	2016

Other comprehensive (loss)/income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial assets		281,663	(148,041)
Gain on disposal of available-for-sale financial assets reclassified to profit or loss		(1,135,356)	(741,648)
Share of other comprehensive income/(loss) of investees accounted for under the equity method		121,208	(180,572)
Effective portion of cash flow hedges		62,853	1,015,103
Translation differences of the financial statements of foreign operations		84,418	540,442

Other comprehensive (loss)/income, net of tax		(585,214)	485,284

Total comprehensive income		998,993	10,833,271

Net profit attributable to:
– Equity holders of the Company		1,579,836	8,520,427
– Non-controlling interests		4,371	1,827,560

		1,584,207	10,347,987

Total comprehensive income/(loss) attributable to:
– Equity holders of the Company		1,023,118	9,005,227
– Non-controlling interests		(24,125)	1,828,044

		998,993	10,833,271

Earnings per share attributable to the shareholders of the Company (expressed in RMB per share)
– Basic and diluted	12	0.10	0.56

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2017
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2017	2016

ASSETS

Non-current assets
Property, plant and equipment		284,328,093	223,061,809
Investments in associates and joint ventures		19,517,623	19,632,113
Investment property		217,406	–
Available-for-sale financial assets		1,604,993	3,406,032
Land use rights		11,264,785	8,456,347
Power generation licenses		3,916,246	3,849,199
Mining rights		1,646,271	1,646,271
Deferred income tax assets		2,300,091	1,263,957
Derivative financial assets		75,328	99,721
Goodwill		15,484,120	12,135,729
Other non-current assets		7,696,845	4,321,945

Total non-current assets		348,051,801	277,873,123

Current assets
Inventories		7,385,411	6,879,143
Other receivables and assets		6,081,517	5,533,770
Accounts receivable	5	25,447,595	16,393,471
Derivative financial assets		258,364	278,602
Bank balances and cash		9,364,823	7,881,630

Total current assets		48,537,710	36,966,616

Total assets		396,589,511	314,839,739

		As at 31 December
	Note	2017	2016

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,200,383	15,200,383
Perpetual corporate bonds	9	5,068,550	–
Capital surplus		24,114,400	24,760,331
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(675,054)	(787,881)
Retained earnings		35,793,257	38,690,132

		87,641,566	86,002,995

Non-controlling interests		19,973,038	16,183,742

Total equity		107,614,604	102,186,737

Non-current liabilities
Long-term loans		107,030,958	64,990,361
Long-term bonds	7	15,993,833	12,182,971
Deferred income tax liabilities		4,566,680	2,262,752
Derivative financial liabilities		148,486	201,169
Other non-current liabilities		5,284,462	2,819,498

Total non-current liabilities		133,024,419	82,456,751

Current liabilities
Accounts payable and other liabilities	8	38,900,132	28,746,617
Taxes payable		1,302,210	1,089,105
Dividends payable		1,735,426	1,575,180
Derivative financial liabilities		62,178	133,569
Short-term bonds		11,068,357	27,311,103
Short-term loans		80,251,348	57,668,874
Current portion of long-term loans		18,098,458	9,560,885
Current portion of long-term bonds		3,997,033	3,294,736
Current portion of other non-current liabilities		535,346	816,182

Total current liabilities		155,950,488	130,196,251

Total liabilities		288,974,907	212,653,002

Total equity and liabilities		396,589,511	314,839,739

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of preparation

The financial statements included in the annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets at fair value through profit or loss and derivative financial assets and liabilities.

As at 31 December 2017, the Company and its subsidiaries have net current liabilities of approximately RMB107.4 billion as portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB241.9 billion as at 31 December 2017, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds, and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2.	Principal Accounting Policies

The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the Company and its subsidiaries. None of these developments have had a material effect on how the Company and its subsidiaries’

results and financial position for the current or prior periods have been prepared or presented. However, additional disclosure has been made to satisfy the new disclosure requirements introduced by the amendments to IAS 7, Statement of cash flows: Disclosure initiative, which require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

3.	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2017	2016

Sales of power and heat	148,925,442	112,794,536
Sales of materials	1,143,299	2,909
Port service	232,360	237,347
Transportation service	73,830	105,505
Others	2,084,513	673,939

Total	152,459,444	113,814,236

Directors and certain senior management of the Company perform the function as chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets, gains on disposal of available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment Results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the year ended 31 December 2017

Total revenue	142,067,629	10,078,031	694,405	152,840,065
Inter-segment revenue	–	–	(380,621)	(380,621)

Revenue from external customers	142,067,629	10,078,031	313,784	152,459,444

Segment results	2,417,073	(577,458)	302,191	2,141,806

Interest income	126,927	70,756	1,223	198,906
Interest expense	(9,026,064)	(450,928)	(145,112)	(9,622,104)
Impairment loss	(1,167,751)	(994)	(19,742)	(1,188,487)
Depreciation and amortization	(18,081,299)	(856,979)	(189,764)	(19,128,042)
Net loss on disposal of non-current assets	(580,345)	(995)	(3)	(581,343)
Share of profits less losses of associates and joint ventures	(7,318)	–	307,923	300,605
Income tax expense	(1,667,234)	99,150	(5,386)	(1,573,470)

For the year ended 31 December 2016 (Restated*)

Total revenue	129,101,375	8,758,822	634,965	138,495,162
Inter-segment revenue	–	–	(344,866)	(344,866)

Revenue from external customers	129,101,375	8,758,822	290,099	138,150,296

Segment results	17,633,734	(282,703)	(38,433)	17,312,598

Interest income	102,265	69,672	623	172,560
Interest expense	(7,952,640)	(481,263)	(137,825)	(8,571,728)
Impairment (loss)/reversal	(1,410,733)	899	(8,475)	(1,418,309)
Depreciation and amortization	(17,320,753)	(778,426)	(203,493)	(18,302,672)
Net loss on disposal of non-current assets	(693,091)	(172)	(14,303)	(707,566)
Share of profits less losses of associates and joint ventures	973,982	–	73,415	1,047,397
Income tax expense	(4,610,591)	44,135	57,489	(4,508,967)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2017
Segment assets	334,379,104	27,817,680	9,978,885	372,175,669

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	24,447,658	260,240	328,061	25,035,959
Investments in associates	12,577,836	–	2,919,860	15,497,696
Investments in joint ventures	1,457,247	–	1,025,534	2,482,781
Segment liabilities	(264,115,887)	(14,000,442)	(3,026,229)	(281,142,558)

31 December 2016 (Restated*)
Segment assets	331,939,958	28,141,718	11,789,504	371,871,180

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,430,205	230,974	854,484	28,515,663
Investments in associates	12,527,711	–	2,880,368	15,408,079
Investments in joint ventures	2,202,002	–	790,610	2,992,612
Segment liabilities	(246,200,555)	(14,027,606)	(5,620,515)	(265,848,676)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2017	2016 (Restated*)

Revenue from external customers (PRC GAAP)	152,459,444	138,150,296
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 13)	–	(24,336,060)

Operating revenue per IFRS consolidated statement of comprehensive income	152,459,444	113,814,236

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2017	2016 (restated*)

Segment results (PRC GAAP)	2,141,806	17,312,598
Reconciling items:
Loss related to the headquarter	(170,210)	(699,054)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	143,794	132,018
Dividend income of available-for-sale financial assets	124,918	105,337
Gains on disposal of available-for-sale financial assets	1,479,732	932,738
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 13)	–	(3,417,300)
Impact of other IFRS adjustments**	(918,307)	(553,199)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	2,801,733	13,813,138

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2017	2016 (Restated*)

Total segment assets (PRC GAAP)	372,175,669	371,871,180
Reconciling items:
Investment in Huaneng Finance	1,336,777	1,314,603
Deferred income tax assets	2,980,303	2,447,648
Prepaid income tax	150,838	204,182
Available-for-sale financial assets	1,654,993	3,560,928
Corporate assets	395,148	360,854
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 13)	–	(70,341,769)
Impact of other IFRS adjustments**	17,895,783	5,422,113

Total assets per IFRS consolidated statement of financial position	396,589,511	314,839,739

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2017	2016 (Restated*)

Total segment liabilities (PRC GAAP)	(281,142,558)	(265,848,676)
Reconciling items:
Current income tax liabilities	(430,703)	(572,515)
Deferred income tax liabilities	(1,283,950)	(1,429,859)
Corporate liabilities	(3,632,847)	(4,717,617)
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 13)	–	59,917,072
Impact of other IFRS adjustments**	(2,484,849)	(1,407)

Total liabilities per IFRS consolidated statement of financial position	(288,974,907)	(212,653,002)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 13)	Impact of other IFRS adjustments**	Total

For the year ended 31 December 2017
Total revenue	152,459,444	–	–	–	–	152,459,444
Interest expense	(9,622,104)	(126,900)	–	–	–	(9,749,004)
Depreciation and amortization	(19,128,042)	(38,819)	–	–	(1,468,972)	(20,635,833)
Impairment loss	(1,188,487)	–	–	–	1,275	(1,187,212)
Share of profits less losses of associates and joint ventures	300,605	–	143,794	–	(19,184)	425,215
Net (loss)/gain on disposal of non-current assets	(581,343)	3,174	–	–	(38,287)	(616,456)
Income tax expense	(1,573,470)	–	–	–	355,944	(1,217,526)

For the year ended 31 December 2016 (Restated*)
Total revenue	138,150,296	–	–	(24,336,060)	–	113,814,236
Interest expense	(8,571,728)	(131,244)	–	1,885,446	–	(6,817,526)
Depreciation and amortization	(18,302,672)	(48,934)	–	3,533,820	(344,929)	(15,162,715)
Impairment loss	(1,418,309)	–	–	213,351	–	(1,204,958)
Share of profits less losses of associates and joint ventures	1,047,397	–	132,018	133,694	(14,220)	1,298,889
Net (loss)/gain on disposal of non-current assets	(707,566)	(14)	–	115,769	1,762	(590,049)
Income tax expense	(4,508,967)	–	–	928,854	114,962	(3,465,151)

*
The Company completed the acquisition of equity interests of four companies from Huaneng Group, see Note 13 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2017	2016

PRC	142,381,413	105,055,414
Singapore	10,078,031	8,758,822

Total	152,459,444	113,814,236

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2017	2016

PRC	319,534,533	249,155,921
Singapore	23,035,758	23,369,766

Total	342,570,291	272,525,687

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2017		2016
	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Company	28,659,891	19%	12,649,224	11%

In 2017, the revenue from grid companies under common control of State Grid Corporation of China in total accounted for 76% of external revenue (2016: 74%).

4.	Income tax expense

	For the year ended 31 December
	2017	2016

Current income tax expense	1,942,238	3,905,968
Deferred income tax	(724,712)	(440,817)

Total	1,217,526	3,465,151

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2016: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2017		2016

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	26.13%		25.16%
Effect of tax losses not recognized	18.45%		1.58%
Effect of deductible temporary differences not recognized	6.04%		(0.20%	)
Effect of non-taxable income	(12.37%	)	(2.89%	)
Effect of non-deductible expenses	7.05%		1.09%
Others	(1.84%	)	0.35%

Effective tax rate	43.46%		25.09%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2017 and 2016.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2016: 17%).

5.	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2017	2016

Accounts receivable	21,948,753	14,050,096
Notes receivable	3,610,928	2,432,264

	25,559,681	16,482,360
Less: provision for doubtful accounts	112,086	88,889

Total	25,447,595	16,393,471

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2017, no accounts receivable was secured to banks as collateral against loans (2016: nil).

As at 31 December 2017, there was no notes payable secured by notes receivable (2016: nil).

As at 31 December 2017, the Company and its subsidiaries recognised provisions for accounts receivable assessed on an individual basis, which mainly consists of receivables due from local customers for sales of electricity or heat. The provisions were provided based on operating results of the local customers and collectability of the receivables.

(a)	Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2017	2016

Within 1 year	24,787,284	16,152,038
Between 1 to 2 years	576,564	279,694
Between 2 to 3 years	155,360	29,123
Over 3 years	40,473	21,505

Total	25,559,681	16,482,360

As at 31 December 2017, the maturity period of the notes receivable ranged from 1 to 12 months (2016: from 1 to 12 months).

(b)	Ageing analysis of accounts receivable and notes receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at 31 December
	2017	2016

Neither past due nor impaired	24,936,171	16,063,215

Less than 1 year past due	267,845	248,597
Between 1 to 2 years past due	206,188	63,094
Between 2 to 3 years past due	27,130	17,944
Over 3 years past due	10,261	621

Total	25,447,595	16,393,471

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

6.	Dividends

On 13 March 2018, the Board of Directors proposed a cash dividend of RMB0.10 per share, totalling approximately RMB1,520 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 13 June 2017, upon the approval from the annual general meeting of the shareholders, the Company declared 2016 final dividend RMB0.29 (2015: RMB0.47) per ordinary share, totalling approximately RMB4,408 million (2015: RMB7,144 million).

7.	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. The bond with original maturity of 10 years had matured in December 2017 and the Company repaid the principal of RMB3.3 billion.

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2017, interest payable for these bonds amounted to approximately RMB135.06 million (31 December 2016: RMB135.06 million).

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2016: RMB99.32 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB57.78 million (31 December 2016: RMB57.78 million) and RMB26.43 million (31 December 2016: RMB26.43 million), respectively.

The Company issued medium-term notes with maturity of 5 years in July 2017 with a face value of RMB5 billion bearing an annual interest rate of 4.69%. The actual proceeds received by the Company were approximately RMB5 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of those notes is 4.69%. Interest paid per annum during the tenure of the notes is RMB234.50 million. As at 31 December 2017, interest payable for the notes amounted to approximately RMB111.15 million.

The Company issued debt financing instrument with maturity of 3 years in July 2017 with a face value of RMB500 million bearing an annual interest rate of 4.75%. The actual proceeds received by the Company were approximately RMB499 million. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.82%. Interest paid per annum during the tenure of the bonds is RMB23.75 million. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB11.02 million.

The Company issued corporate bonds with maturity of 3 years in November 2017 with a face values of RMB2.3 billion bearing an annual interest rates of 4.99%. The actual proceeds received by the Company were approximately RMB2.299 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.99%. Interest paid per annum during the tenure of the bonds is RMB114.77 million, respectively. As at 31 December 2017, interest payable for the bonds amounted to approximately RMB17.61 million.

8.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2017	2016

Accounts and notes payable	15,496,475	12,059,004
Payables to contractors for construction	14,491,632	10,832,444
Retention payables to contractors	2,008,106	1,445,383
Amounts received in advance	1,504,926	365,887
Accrued interests	947,302	676,462
Others	4,451,691	3,367,437

Total	38,900,132	28,746,617

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2017	2016

Within 1 year	15,201,380	11,902,522
Between 1 to 2 years	196,082	100,092
Over 2 years	99,013	56,390

Total	15,496,475	12,059,004

9.	Perpetual Corporate Bonds

(a)	Perpetual corporate bonds as at 31 December 2017

Type of Bonds	Issuance Date	Category	Initial Distribution Rate	Issue Price	Number	Par Value	Initial Period	Conversion Condition	Conversion Result
				RMB’000		RMB’000

Bond A	September 2017	equity instruments	5.05%	0.1	25,000,000	2,500,000	3 Years	None	None

Bond B	September 2017	equity instruments	5.17%	0.1	25,000,000	2,500,000	5 years	None	None

Total						5,000,000

(b)	Major Provisions

In 2017, the Company issued perpetual corporate bonds with the aggregate net proceeds of approximate RMB5 billion. The perpetual corporate bonds are issued at par value with initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

The perpetual corporate bonds were recorded as equity in the consolidated financial statements. During the year ended 31 December 2017, the profit attributable to holders of perpetual corporate bonds, based on the applicable distribution rate, was RMB69 million.

(c)	Changes of perpetual corporate bonds during 2017

	As at 1 January 2017		Issuance		Cumulative	As at 31 December 2017
Type of Bonds	Number	Amount	Number	Amount	Interests	Number	Amount
		RMB’000		RMB’000	RMB’000		RMB’000

Bond A	–	–	25,000,000	2,499,975	33,897	25,000,000	2,533,872
Bond B	–	–	25,000,000	2,499,975	34,703	25,000,000	2,534,678

Total	–	–	50,000,000	4,999,950	68,600	50,000,000	5,068,550

10.	Additional financial information to the consolidated statement of financial statement

As at 31 December 2017, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB107,413 million (2016: RMB93,230 million). On the same date, total assets less current liabilities were approximately RMB240,639 million (2016: RMB184,643 million).

11.	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2017	2016

Total interest expense on borrowing	10,225,069	7,267,490
Less: amounts capitalized in property, plant and equipment	476,065	449,964

Interest expenses charged in consolidated statement of comprehensive income	9,749,004	6,817,526

Auditors’ remuneration – audit service	64,160	43,610
Operating leases charge	364,756	331,496
Fuel	92,737,304	56,617,542
Depreciation of property, plant and equipment	20,180,830	14,815,620
Amortization of land use rights	341,125	225,707
Amortization of other non-current assets	113,878	121,388

Impairment loss of property, plant and equipment	1,046,195	1,063,735
Impairment loss of land use rights	108,590	51,981
Impairment loss of other non-current assets	5,008	–
Recognition of provision for doubtful accounts	27,682	89,498
Reversal of provision for inventory obsolescence	(263)	(256)

Net loss on disposals of non-current assets	616,456	590,049
Government grants	(421,912)	(396,467)
Gain on a bargain purchase	–	(129,921)

Included in other investment income
– Gains on disposals of available-for-sale financial assets	(1,479,732)	(932,738)
– Dividends on available-for-sale financial assets	(124,918)	(103,037)
– Gains on disposal of subsidiaries*	(52,330)	–

Included in (gain)/loss on fair value changes of financial assets/liabilities
– Contingent consideration of the business combination (Note 13)	(859,547)	–
– Loss on fair value changes of trading derivatives	2,761	12,986

*
For the disposals of Taishan Power Limited Company and Huaneng (Fujian) Harbour Limited Company with no interest being retained. The Company received consideration of RMB781 million and RMB222 million respectively. The investment income of 52 million was recognized and the related non-controlling interests of RMB681 and RMB186 million with the subsidiaries were derecognized.

Other operating expenses consist of impairment loss of property, plant and equipment, land use rights and other non-current assets, environmental protection expenses, substituted power arrangement expenses, insurance, gain on a bargain purchase, government grants and other miscellaneous expenses.

12.	Earnings per Share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the ordinary shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the year ended 31 December
	2017	2016

Consolidated net profit attributable to equity holders of the Company	1,579,836	8,520,427

Less: cumulative distribution of perpetual corporate bonds	68,600	–

Consolidated net profit attributable to ordinary shareholders of the Company	1,511,236	8,520,427

Weighted average number of the Company’s outstanding ordinary shares (’000)*	15,200,383	15,200,383

Basic and diluted earnings per share (RMB)	0.10	0.56

*	Weighted average number of ordinary shares:

	2017	2016
	’000	’000

Issued ordinary shares at 1 January and 31 December	15,200,383	15,200,383

Weighted average number of ordinary shares at 31 December	15,200,383	15,200,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2017 and 2016.

13.	Business combinations

(a)	Acquisition from Huaneng Group

On 14 October 2016, the Company entered into equity transfer agreements with Huaneng Group to acquire:

•	80% equity interests of Shandong Power

•	100% equity interests of Jilin Power

•	100% equity interests of Heilongjiang Power

•	90% equity interests of Zhongyuan Gas.

These entities are all mainly engaged in power generation and sales business. The acquisition was completed on 1 January 2017 (the acquisition date), when the Company obtained the control over above mentioned entities through the corresponding voting rights obtained, and consolidated them in its financial statement. The acquisition is expected to increase the generation capacity in relevant areas. The acquired business contributed consolidated revenue of RMB31.207 billion and consolidated net loss of RMB1,051 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2017.

The total consideration is RMB15.501 billion after certain adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements, which has been settled in cash by 31 December 2017 after netting off with the receivables due from Huaneng Group.

		Acquisition Date

Total consideration		15,500,770
Non-controlling interests		6,292,577
Fair value of pre-existing interest in a subsidiary of Shandong Power		690,967
Less:	Fair value of total identifiable net assets	19,316,748

Goodwill		3,167,566

Total consideration		15,500,770

Less:	Net settlement of the receivables due from Huaneng Group	2,361,871
	Bank balances and cash of acquirees	2,342,766
	Less: Restricted cash	(20,974)

Cash consideration paid for acquisition of subsidiaries, net of cash acquired		10,817,107

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above. None of the goodwill recognised is expected to be deductible for tax purpose.

In addition, according to the profit compensation agreement associated with the Acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profit of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019.

As at 31 December 2017, the fair value of above mentioned contingent consideration from Huaneng Group amounted to RMB860 million was recognised (as at acquisition date: nil), which was recorded in other receivables and assets of RMB615 million, and other non-current assets of RMB245 million, respectively. The actual amount of compensation will be adjusted in line with the actual performance of those subsidiaries in 2018 and 2019.

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Shandong Power (consolidated)	Jilin Power (consolidated)	Heilongjiang Power (consolidated)	Zhongyuan Gas
	Fair value	Fair value	Fair value	Fair value

Property, plant and equipment	41,366,757	8,496,028	12,525,071	1,381,060
Investment in associates and joint ventures	1,021,566	–	–	–
Available-for-sale financial assets	4,000	100,895	–	–
Land use rights	2,272,181	228,173	655,485	27,075
Deferred income tax assets	334,055	323,522	10,404	–
Other non-current assets	1,285,838	213,589	210,965	48
Bank balances and cash	1,621,276	103,045	385,295	222,939
Inventories	952,510	89,333	123,889	1,136
Trade receivables	2,509,641	293,455	127,219	124,636
Other receivables and other current assets	2,992,094	2,393,835	889,392	119,974
Long-term borrowings	(15,647,367)	(8,330,929)	(6,742,580)	(1,200,000)
Deferred income tax liabilities	(2,447,672)	(214,642)	(280,945)	(47,235)
Other non-current liabilities	(1,688,306)	(10,291)	(253,671)	–
Short-term borrowings	(8,082,200)	(600,000)	(1,920,000)	–
Tax payables	(270,531)	(10,311)	(54,302)	(419)
Dividends payables	(136,955)	–	–	–
Salary and welfare payables	(41,667)	(2,969)	(22,462)	(717)
Payables and other liabilities	(9,725,591)	(2,668,626)	(3,083,130)	(606,115)

Total identifiable net assets	16,319,629	404,107	2,570,630	22,382

(b)	A subsidiary transferred from a joint venture

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co., Ltd. (‘Shanxi Xiaoyi Energy’) was previously a joint venture of the Company. In 2017, non-controlling shareholder with 49% equity interests in Shanxi Xiaoyi Energy entered into a voting in concert agreement with the Company whereby it agreed to vote the same in respect of significant financial and operating decisions made by the Company effective from 15 February 2017. As a result, the Company acquired control of Shanxi Xiaoyi Energy since 15 February 2017.

Acquisition Date

Non-controlling interests	10
Fair value of pre-existing interest in Shanxi Xiaoyi Energy	10,200
Less: Fair value of total identifiable net assets	10,210

Goodwill	–

Shanxi Xiaoyi Energy is a limited liability company established on 8 October 2016 in Xiaoyi, Shanxi Province. Shanxi Xiaoyi Energy is primarily engaging in selling of electricity, construction, operation and maintenance of power distribution and regional transmission and distribution grid. Financial information of Shanxi Xiaoyi Energy is as follows:

	From acquisition date to
	31 December 2017 acquiree’s
	Revenue	Net Profit

Shanxi Xiaoyi Energy	704	228

The identifiable assets and liabilities of Shanxi Xiaoyi Energy as at the acquisition date are as follows:

Fair Value

Bank balances and cash	10,211
Accounts payable and other liabilities	(1)

Total identifiable net assets	10,210

(c)	Acquisition of Ruzhou Xuji Wind Power Generation Co., Ltd.

The Company has entered an Agreement on establishing Huaneng Ruzhou Clean Energy Co., Ltd. (“Ruzhou Clean Energy”) with Beijing Xuji New Energy Technology Co., Ltd. (“Beijing Xuji”) in 2017. The Company committed to contribute RMB76 million for 95% equity of Ruzhou Clean Energy. Beijing Xuji contributed the net identifiable assets of its wholly-owned subsidiary, Ruzhou Xuji Wind Power Generation Co., Ltd. (“Xuji Wind Power”) which amounted to RMB4 million, for 5% equity of Ruzhou Clean Energy.

Acquisition Date

Non-controlling interests	4,000
Less: Fair value of total identifiable net assets	4,000

Goodwill	–

Xuji Wind Power was established on 23 November 2015 in Ruzhou, Henan Province, and is mainly engaged in wind power generation and photovoltaic power generation. On the acquisition date, the project is under construction. From the acquisition date to 31 December 2017, Xuji Wind Power had not commenced operation.

From acquisition date to
31 December 2017 acquiree’s
	Revenue	Net Profit

Xuji Wind Power	–	–

The identifiable assets and liabilities of Xuji Wind Power as at the acquisition date are as follows:

Fair Value

Other receivables and assets	16,080
Property, plant and equipment	11,893
Accounts payable and other liabilities	(23,973)

Total identifiable net assets	4,000

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

		For the year ended 31 December
		2017	2016
	Unit		(Restated)	Variance (%)

Operating revenue	1 Yuan	152,459,443,954	138,150,296,159	10.36
Profit before taxation	Yuan	3,720,040,509	17,783,637,152	(79.08)

Net profit attributable to equity holders of the Company	Yuan	1,793,150,950	10,382,413,710	(82.73)

Net profit attributable to equity holders of the Company (excluding non-recurring items)	Yuan	450,301,638	7,980,897,158	(94.36)
Basic and diluted earnings per share	Yuan/share	0.11	0.68	(83.82)
Basic earnings per share (excluding non-recurring items)	Yuan/share	0.03	0.53	(94.34)
Return on net assets (weighted average)%		2.47	11.99	decreased by 9.52 percents
Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%		0.64	9.88	decreased by 9.24 percents

Net cash flows from operating activities	Yuan	29,197,362,553	37,814,166,889	(22.79)

	Unit	31 December 2017	31 December 2016 (Restated)	Variance (%)

Total assets	Yuan	378,693,729,128	379,759,396,092	(0.28)
Total equity attributable to equity holders of the Company	Yuan	75,533,342,281	88,361,030,143	(14.52)

Note:	Formula of key financial ratios:

Earnings per share	=	Net profit attributable to ordinary shareholders of the Company for the year/Weighted average number of ordinary shares

Return on net assets (weighted average)	=	Net profit attributable to equity holders of the Company for the year/Weighted average equity attributable to equity holders of the Company (excluding non-controlling interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB Yuan)
For the year ended
Non-recurring Items	31 December 2017

Net loss on disposal of non-current assets	(578,168,504)
Government grants recognized though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard	713,451,578
The loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	1,485,820,573
Reversal of doubtful accounts receivable individually tested for impairments	1,570,737
Non-operating incomes and expenses besides items above	81,961,690
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	142,612,729

1,847,248,803

Impact of Income tax	(477,006,080)
Impact of non-controlling interests (net of tax)	(27,393,411)

Total	1,342,849,312

3	INCOME STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2017
(Amounts expressed in RMB, except for share data)

			For the year ended 31 December
			2017	2016	2017	2016
			Consolidated	Consolidated (Restated)	The Company	The Company

1.	Operating revenue		152,459,443,954	138,150,296,159	46,971,764,368	41,932,179,406

	Less:	Operating cost	135,209,271,798	108,075,195,240	41,100,892,086	31,619,545,950
		Taxes and surcharges	1,376,312,133	1,452,821,427	503,921,528	504,225,558
		Selling expenses	17,474,146	15,763,878	4,587,236	5,124,301
		General and administrative expenses	3,968,792,776	4,347,674,117	1,715,232,860	1,920,747,700
		Financial expenses	9,405,739,098	8,784,700,581	3,674,075,219	3,723,814,981
		Impairment losses	1,188,486,846	1,418,309,176	314,239,002	50,362,282
	Add:	Loss from changes in fair value	(2,760,442)	(12,986,250)	—	—
		Investment income	2,212,189,030	3,483,859,103	7,047,709,734	9,683,405,175
		Including: in vestment income from associates and joint ventures	444,398,631	1,179,414,968	344,803,922	1,006,626,570
		Gain on disposal of assets	62,160,189	23,604,362	13,661,160	2,081,199
		Other income	530,278,644	—	187,372,223	—

2.	Operating profit		4,095,234,578	17,550,308,955	6,907,559,554	13,793,845,008
	Add:	Non-operating income	394,484,593	1,159,044,060	54,963,746	483,707,936
	Less:	Non-operating expenses	769,678,662	925,715,863	270,221,645	270,407,342

3.	Profit before income tax		3,720,040,509	17,783,637,152	6,692,301,655	14,007,145,602
	Less:	Income tax expense	1,573,468,524	4,508,965,803	597,414,684	1,581,794,648

4.	Net profit		2,146,571,985	13,274,671,349	6,094,886,971	12,425,350,954

		For the year ended 31 December
		2017	2016	2017	2016
		Consolidated	Consolidated	The Company	The Company
			(Restated)

	– Including: net profit of acquirees under common control before the acquisition date	—	2,488,446,531	—	—
	(1) Classification according to the continuity of operation Continuous operating net profit	2,146,571,985	13,274,671,349	6,094,886,971	12,425,350,954
	(2) Classification according to ownership

	Attributable to:
	– Equity holders of the Company	1,793,150,950	10,382,413,710	6,094,886,971	12,425,350,954
	– Non-controlling interests	353,421,035	2,892,257,639	—	—

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	Basic earnings per share	0.11	0.68	—	—
	Diluted earnings per share	0.11	0.68	—	—

6.	Other comprehensive (loss)/income, net of tax	(585,213,520)	564,199,838	(697,054,014)	(1,062,771,477)
	Items that may be reclassified subsequently to profit or loss, net of tax, attributable to shareholders of the Company:	(556,717,313)	547,591,036	(697,054,014)	(1,062,771,477)
	Including:
	Fair value changes of available-for-sale financial assets	281,750,325	(148,956,955)	281,378,984	(148,465,974)
	Gain on disposal of available-for-sale financial assets reclassified to profit and loss	(1,135,356,262)	(741,647,613)	(1,135,356,262)	(741,647,613)
	Share of other comprehensive income/(loss) of investees accounted for under the equity method	121,207,817	(180,572,494)	121,207,817	(180,572,494)
	Effective portion of cash flow hedges	62,853,903	1,015,102,822	35,715,447	7,914,604
	Translation differences of the financial statements of foreign operations	112,826,904	603,665,276	—	—
	Other comprehensive (loss)/income attributable to non-controlling interests, net of tax	(28,496,207)	16,608,802	—	—

7.	Total comprehensive income	1,561,358,465	13,838,871,187	5,397,832,957	11,362,579,477

	Attributable to
	– Equity holders of the Company	1,236,433,637	10,930,004,746	5,397,832,957	11,362,579,477
	– Non-controlling interests	324,924,828	2,908,866,441	—	—

4.	CONSOLIDATED NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with “PRC GAAP”, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company
	2017	2016
		(Restated)
	RMB’000	RMB’000

Consolidated net profit attributable to equity holders of the Company under PRC GAAP	1,793,151	10,382,413

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (a)	(785,338)	(2,929,168)
Difference on depreciation related to borrowing costs capitalized in previous years (b)	(27,016)	(27,016)
Amortization of the difference in the recognition of housing benefits of previous years (c)	(653)	(866)
Others	(105,300)	(84,593)
Applicable deferred income tax impact of the GAAP differences above (d)	355,943	114,960
Profit attributable to non-controlling interests on the adjustments above	349,049	1,064,697

Consolidated net profit attributable to equity holders of the Company under IFRS	1,579,836	8,520,427

(a)	Differences in accounting treatment on business combinations under common control and depreciation and amortization under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in recent years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards. The contingent consideration not classified as equity are measured at fair value at each reporting date with the changes in fair value recognised in profit or loss, if such changes are not measurement period adjustment.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(b)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(c)          Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(d)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

-  103  -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:   March 14, 2018